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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                       SAVANNAH FOODS & INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                       SAVANNAH FOODS & INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   804795102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             WILLIAM W. SPRAGUE III
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       SAVANNAH FOODS & INDUSTRIES, INC.
                                  P.O. BOX 339
                            SAVANNAH, GEORGIA 31402
                                 (912) 234-1261
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                             STEPHEN M BANKER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is Savannah Foods & Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is P. O. Box 339, Savannah, Georgia, 31402. The title of the class of equity securities to which this statement relates is the Common Stock, par value $.25 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This statement relates to a tender offer by IHK Merger Sub Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Imperial Holly Corporation, a Texas corporation ("Imperial Holly"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated September 18, 1997 (the "Schedule 14D-1"), whereby the Purchaser has offered to purchase 14,397,836 Shares at a price of $20.25 per Share (such price, or any such higher price as may be paid in the Offer (as defined below), being referred to herein as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 18, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein.

  The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn by the Expiration Date at least 14,397,836 Shares or such other number of Shares representing 50.1% of the Company's outstanding Common Stock on a fully diluted basis on the date of purchase (the "Target Share Condition" and such number of Shares being referred to herein as the "Target Number of Shares"), (ii) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the regulations thereunder (the "HSR Condition") and (iii) Imperial Holly having obtained financing sufficient to enable it (or to cause the Purchaser) to purchase the Shares tendered pursuant to the Offer and to consummate the Merger (the "Financing Condition"). The Offer also is subject to certain other conditions which are set forth in the Offer to Purchase.

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 12, 1997 (the "Merger Agreement"), among Imperial Holly, the Purchaser and the Company, pursuant to which, as promptly as practicable following the later of the Expiration Date and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Imperial Holly (the "Surviving Corporation"). The Merger Agreement, a copy of which is filed as Exhibit (c)(1) hereto and is incorporated by reference herein, is summarized in Item 3.

  According to the Schedule 14D-1, the address of the principal executive offices of Imperial Holly and the Purchaser is One Imperial Square, Suite 200, P.O. Box 9, Sugar Land, Texas 77487.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning Imperial Holly, the Purchaser or their respective officers, directors, representatives or affiliates, or actions or events with respect to any of them, was provided by Imperial Holly or the Purchaser, respectively, and the Company takes no responsibility for such information.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and its executive officers, directors or affiliates are described in the Company's Information Statement (the "Information Statement") pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, which is attached as Annex A hereto and incorporated by reference, under the captions "Executive Compensation", "Stock Ownership of Certain Beneficial Owners and Management", and "Certain Relationships and Related Transactions" and "Board of Directors and Committees of the Board".

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  Descriptions of (i) the Merger Agreement, (ii) the stockholders agreements, each dated as of September 12, 1997 (the "Company Stockholders Agreements"), among Imperial Holly, the Purchaser and each of the Directors and executive officers of the Company, and (iii) the Agreement and Irrevocable Proxy, dated as of September 12, 1997 (the "Imperial Holly Proxy Agreements"), among the Company and certain stockholders of Imperial Holly, are set forth below. Except as described herein, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, Imperial Holly, the Purchaser or any of their respective executive officers, directors or affiliates.

MERGER AGREEMENT

  The Merger Agreement. The following summary of the Merger Agreement is qualified by reference to the Merger Agreement.

  The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Target Share Condition, the HSR Condition and the Financing Condition and certain other conditions that are set forth in Section 14 of the Offer to Purchase. If any condition to the Purchaser's obligation to purchase Shares under the Offer is not satisfied prior to the Expiration Date, the Purchaser reserves the right (subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission) to (i) decline to purchase any of the Shares tendered and terminate the Offer, (ii) waive such unsatisfied condition, and purchase the Target Number of Shares validly tendered and not withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares as provided in Section 4 of the Offer to Purchase, retain the Shares which have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer. The Merger Agreement provides that the Purchaser reserves the right to increase the price per Share payable in the Offer or to otherwise amend the Offer; provided, however, the Purchaser will not, without the prior written consent of the Company, (i) decrease or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose conditions to the Offer in addition to those set forth in the Merger Agreement, (iv) change the conditions of the Offer (except that the Purchaser may waive any of the conditions of the Offer other than the condition that not less than 50.1% of the Shares outstanding on a fully diluted basis shall have been validly tendered and not withdrawn) or (v) make any other change in the terms or conditions of the Offer which is adverse to holders of Shares.

  Board Representation. The Merger Agreement provides that, upon the Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as shall give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At the request and expense of the Purchaser, the Company shall take all action necessary to effect any such election, including mailing to its stockholders the Information Statement.

  Notwithstanding the foregoing, at all times prior to the Effective Time, the Board of Directors of the Company shall include at least two directors who held office as of the date of the Merger Agreement (any such director remaining in office being a "Continuing Director"). Following the election or appointment of Purchaser's designees and, prior to the effective time of the Merger (the "Effective Time") such designees shall abstain from acting upon, and the approval of a majority of the Continuing Directors shall be required to authorize and shall be sufficient to authorize, any resolution with respect to any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, any extension of time for the performance of any of the obligations or other acts of

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Imperial Holly or the Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Imperial Holly or the Purchaser under this Agreement.

  The Merger. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company, whereupon the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation in the Merger. The Merger Agreement further provides that (i) subject to certain requirements in the Merger Agreement, the Certificate of Incorporation and the By-Laws of the Purchaser as in effect at the Effective Time shall be the Certificate of Incorporation and the By-Laws of the surviving corporation, (ii) the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the surviving corporation, and (iii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

  Consideration to be Paid in the Merger. The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Imperial Holly, the Purchaser or any of their subsidiaries, or held in the treasury of the Company, all of which will be canceled and cease to exist without consideration being payable therefor (the "Excluded Shares"), and Shares held by stockholders who perfect their appraisal rights under Delaware law (the "Dissenting Shares")) will be converted into the right to receive (i) cash in the amount equal to the Offer Price, without interest thereon (the "Cash Consideration"), or (ii) Stock Consideration (as defined below, and together with the Cash Consideration, the "Merger Consideration").

  The number of Shares to be converted into the right to receive the Cash Consideration in the Merger shall be equal to (x) 70% of the number of Shares issued and outstanding immediately prior to the Effective Time less (y) the sum of the Excluded Shares (which include Shares purchased in the Offer) and the Dissenting Shares (the "Cash Election Number"). Subsequent to the consummation of the Offer, each stockholder of the Company holding Shares not tendered in the Offer (other than Excluded Shares) or not accepted for payment in the Offer because of proration will be entitled to make an election to receive the Cash Consideration. In the event that the number of Shares electing to receive the Cash Consideration exceeds the Cash Election Number, such Shares will be converted into the right to receive the Cash Consideration on a pro rata basis, with the remainder converted into the right to receive the Stock Consideration. In the event that the number of Shares electing to receive the Cash Consideration is less than the Cash Election Number, such Shares will be converted into the right to receive the Cash Consideration while those Shares not so electing will be converted into the right to receive the Stock Consideration on a pro rata basis, with the remainder receiving the Cash Consideration. "Stock Consideration" with respect to each Share converted into the right to receive such Stock Consideration shall mean (x) if the Closing Price (as defined below) of the shares of common stock, without par value, of Imperial Holly ("Imperial Shares") is $13.25 or lower, a number of Imperial Shares equal to the quotient of the Offer Price divided by $13.25,
(y) if the Closing Price of the Imperial Shares is $17.25 or greater, a number of Imperial Shares equal to the quotient of the Offer Price divided by $17.25, or (z) if the Closing Price of the Shares is greater than $13.25 but less than $17.25, a number of Imperial Shares equal to the quotient of the Offer Price divided by the Closing Price. The Stock Consideration also includes with each Imperial Share the right to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, of Imperial Holly pursuant to a rights agreement, dated as of September 14, 1989, as amended, between Imperial Holly and the Bank of New York, as rights agent. "Closing Price" means the volume weighted average of the trading prices of the Imperial Shares, rounded to three decimal places, as reported by Bloomberg Financial Markets, for each of the first 15 consecutive days upon which both the New York Stock Exchange and the American Stock Exchange are open for trading in the period commencing 20 of such trading days prior to the date of the closing of the Merger.

  Company Options. Each unexpired and unexercised option to purchase Shares issued pursuant to the Company's 1996 Equity Incentive Plan, or otherwise granted by the Company (in each case, an "Option"), shall, at the Effective Time and at the election of the holder of such Option either (i) be assumed by Imperial Holly

                                       4
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and shall constitute an option to acquire, on the same terms and conditions as were applicable under such assumed Option, a number of Imperial Shares equal to the product of (A) the Stock Consideration and (B) the number of Shares subject to such Option, at a price per share equal to the amount obtained by dividing the exercise price of such Option by the Stock Consideration or (ii) be canceled by the Company, and each holder of an Option so canceled shall be entitled to receive an amount in cash equal to the difference between the Offer Price and the exercise price of such Option. Each holder of an Option shall make such election by notifying the Company and Imperial Holly by 5:00 p.m. New York City time on the Election Date (as defined below). At the Effective Time, Imperial Holly shall deliver to holders of Options, who make the election set forth in clause (i) of the preceding sentence, appropriate option agreements representing the right to acquire Imperial Shares on the same terms and conditions as contained in the outstanding Options. Imperial Holly shall adopt and comply with the terms of the 1996 Equity Incentive Plan as it applies to Options assumed as set forth above including, without limitation, provisions regarding the accelerated vesting of Options which shall occur by virtue of consummation of the Merger, to the extent required by the terms of such Options or such Plan. The date of grant of each option to acquire Imperial Shares shall be deemed to be the date on which the corresponding Option was granted.

  Stockholders' Meetings. In the Merger Agreement, each of the Company and Imperial Holly agreed to take all action necessary in accordance with applicable law to duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of (in the case of the Company) the approving and adopting of the Merger Agreement and the Merger or (in the case of Imperial Holly) the issuance of the Stock Consideration to stockholders of the Company in the Merger (the "Company Stockholders Meeting" and the "Imperial Stockholders Meeting," respectively). Subject to their fiduciary duties under applicable law, the respective Board of Directors of the Company and Imperial Holly will recommend that their respective stockholders approve such actions.

  Exchange of Certificates. The Merger Agreement provides that as of or promptly after the Effective Time, Imperial Holly shall deposit the aggregate Merger Consideration with a bank (the "Exchange Agent") for the benefit of the holders of Shares. As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented Shares shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptances thereof by the Exchange Agent, be entitled to a certificate or certificates representing the number of full Imperial Shares received as Stock Consideration and the Cash Consideration, if any, into which the number of Shares previously represented by such certificate or certificates surrendered shall have been converted pursuant to the Merger Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any certificate for such Imperial Shares is to be issued in, or if cash is to be remitted to, a name other than that in which the certificate representing Shares surrendered for exchange is registered, the certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer. The person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such Imperial Shares in a name other than that of the registered holder of the certificate surrendered or establish that such tax has been paid or is not applicable. Until surrendered, each certificate representing Shares shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon surrender.

  Each holder of Shares after the Effective Time who would otherwise have been entitled to receive as Stock Consideration a fraction of an Imperial Share (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by the Cash Consideration.

  No dividends or other distributions with respect to Imperial Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate representing Shares and no cash payment in lieu of fractional Imperial Shares shall be paid to any such holder until the surrender of such certificate representing Shares. However, following surrender of any such certificates, but subject to applicable laws, the holder of a certificate representing whole Imperial Shares shall be paid, without interest, at the time of such

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surrender (i) cash in lieu of fractional Imperial Shares to which such holder is entitled and (ii) the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such fractional or whole Imperial Shares.

  Any portion of the Merger Consideration deposited with the Exchange Agent which remains undistributed to the holders of the certificates representing Shares for six months after the Effective Time shall be delivered to Imperial Holly, and any holders of Shares prior to the Effective Time who have not theretofore complied with the exchange provisions of the Merger Agreement shall thereafter look only to Imperial Holly and only as general creditors thereof for payment of their claim for cash or Imperial Shares. None of the Purchaser, the Company, Imperial Holly or the Exchange Agent shall be liable to any person in respect of any cash or any Imperial Shares delivered to a public office pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Shares shall not have been surrendered immediately prior to the date on which any Merger Consideration in respect of such certificate would otherwise escheat to or become the property of any government authority, any such Merger Consideration in respect of such certificate shall, as such time and to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. The Company shall pay all charges and expenses of the Exchange Agent.

  Elections. The Merger Agreement provides that each person who, on or prior to the Election Date, is a record holder of Shares (other than Excluded Shares) will be entitled, with respect to all or any portion of his Shares, to make an unconditional election (a "Cash Election") on or prior to such Election Date to receive the Cash Consideration. The Company shall prepare and mail a form of election, which form shall be subject to the reasonable approval of Imperial Holly and the Purchaser (the "Form of Election"), with the joint proxy statement/prospectus prepared in connection with the Merger (the "Proxy Statement") to the record holders of Shares as of the record date for the Company Stockholders Meeting to be used by each such record holder who wishes to make a Cash Election with respect to any or all Shares held by such holder. The Company will use commercially reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date. Any such holder's Cash Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the day on which the vote is taken at the Company Stockholders' Meeting (or any adjournment thereof) a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Exchange Agent within three New York Stock Exchange, Inc. trading days after the date of execution of such guarantee of delivery). Failure to deliver Shares covered by such a guarantee of delivery within the time set forth therein shall invalidate an otherwise properly made Cash Election.

  Any Form of Election may be revoked by the stockholder submitting it to the Exchange Agent only by written notice received by the Exchange Agent (i) prior to 5:00 p.m., New York City time, on the Election Date or (ii) after the date of the Company Stockholders Meeting, if (and to the extent that) the Paying Agent is legally required to permit revocations and the Effective Time shall not yet have occurred. In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by Imperial Holly, Purchaser and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for Shares to which such Form of Election relates shall be promptly returned to the stockholder submitting the same to the Exchange Agent.

  The determination of the Exchange Agent shall be binding as to whether or not Cash Elections, have been properly made or revoked with respect to Shares and when Cash Elections were received. If the Exchange Agent determines that any Cash Election was not properly made with respect to Shares, such Shares shall be exchanged in the Merger for Stock Consideration. The Exchange Agent shall also make all computations as to the allocation

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and the proration contemplated in connection with any exchange, and any such computation shall be conclusive and binding on the holders of Shares.

  Dissenters' Rights. If the Merger is consummated, persons who hold Shares at that time would have the right to appraisal of their Shares in accordance with
Section 262 of the Delaware General Corporation Law (the "DGCL"). Such appraisal rights, if the statutory procedures are complied with, would result in a judicial determination of the "fair value" of such Dissenting Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) owned by such holders. In addition, such dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price, the Cash Consideration or the Stockholder Consideration and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. The value so determined for the Dissenting Shares could be more or less than the Offer Price, the Cash Consideration or the Stock Consideration and payment of such consideration would take place subsequent to payment pursuant to the Offer. The Company shall not, without the prior written consent of Purchaser and Imperial Holly, make any payment with respect to, or settle or offer to settle with, any such dissenters.

  Representations and Warranties. The Merger Agreement contains customary representations and warranties by the Company, on the one hand, and the Purchaser and Imperial Holly, on the other hand, relating to, among other things, (i) due organization and qualification, including subsidiaries, (ii) charter documents, (iii) capitalization, (iv) due authorization, execution and delivery of the Merger Agreement and consummation of the transactions contemplated thereby, (v) conflict with charter documents and required consents, (vi) possession of all necessary permits; (vii) accuracy of information contained in documents filed with the Commission and financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), (viii) no material adverse effect since the end of the Company's and Imperial Holly's last respective fiscal year, (ix) the absence of material litigation, (x) matters relating to the Employee Retirement Income Security Act, (xi) intellectual property, (xii) taxes,
(xiii) environmental matters, (xiv) products, (xv) real property and other assets, (xvi) insurance, (xvii) opinions of the Company's and Imperial Holly's respective financial advisors, (xviii) vote necessary for stockholder approval, (xix) no brokers other than financial advisers of the Company and Imperial Holly and (xx) no material misstatements or omissions in documents filed with Commission in connection with Offer and Merger. The Company also represented and warranted that it (a) amended the Company Rights Agreement,
(b) amended certain provisions of the Company's Employee Benefit Trust and (c) terminated the agreement and plan of merger, dated July 14, 1997, entered into among the Company, Flo-Sun Incorporated ("FSI") and certain affiliates of FSI. In addition, the Purchaser and Imperial Holly represented that Imperial Holly received a commitment letter from Lehman Commercial Paper Inc. ("LCPI"), an affiliate of Lehman Brothers Inc., which is acting as Dealer Manager for the Offer, to provide financing to complete the Offer and the Merger.

  Employee Benefit Matters. For a one year period immediately following the Closing Date, Imperial Holly has agreed to provide or cause the Surviving Corporation to provide all employees of the Company who continue to be employed by Imperial Holly or the Surviving Corporation or any of their respective affiliates as of the Effective Time ("Continuing Employees") with compensation and benefits on terms which are, in the aggregate, not substantially less favorable than those provided to Continuing Employees immediately prior to the date of the Merger Agreement.

  In addition, the Merger Agreement provides that the Surviving Corporation shall, for the purposes of all employee benefit plans of Imperial Holly or the Surviving Corporation or any of their respective affiliates in which Continuing Employees participate after the Effective Time and under which an employee's benefit depends, in whole or in part, on length of service, give credit to Continuing Employees for service previously credited with the Company or its subsidiaries prior to the Effective Time to the extent that such crediting of service does not result in duplication of benefits. Imperial Holly further agreed to guarantee all obligations of the Company under any employee benefit plan of the Company.


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  Prior to the execution of the Merger Agreement, the Company amended each of
(i) the Company's Supplemental Executive Retirement Plan and (ii) the Deferred Compensation Plan for Key Employees of the Company, as amended and restated as of August 1, 1990 (collectively, the "Company Executive Deferred Compensation Plans"), to provide that neither the execution of the Merger Agreement, nor the consummation of the transactions contemplated by the Merger Agreement, shall constitute a "change in control" for purposes of such Company Executive Deferred Compensation Plans or otherwise will result in the acceleration of vesting or payment of any benefit, or the triggering of any ancillary or supplemental benefit or subsidy, under such plan.

  Prior to the execution of the Merger Agreement and in accordance with the terms thereof, the Company amended its Benefit Trust Agreement (the "Benefit Trust") in order to, among other things,; (i) provide for the prepayment of the existing note of the Benefit Trust (the "Note"), with the cash proceeds received in the Offer and the Merger; (ii) provide for the remaining corpus of the Benefit Trust to be reinvested in Imperial Shares to be acquired from Imperial Holly; (iii) provide that the corpus of the Benefit Trust will not be immediately distributed to participants, but rather will be held in the Benefit Trust to pay benefits when due; (iv) provide that, from and after consummation of the Offer, the Company will no longer be entitled to be reimbursed from the Benefit Trust for payments or contributions made prior to such time under the covered benefit plans; (v) provide that no actions taken in connection with the Offer and the Merger will constitute a Potential Change in Control under the Benefit Trust; (vi) provide that, from and after consummation of the Offer, the Trustee can sell Imperial Shares only after giving Imperial Holly a right of first refusal; (vii) provide that, from and after consummation of the Offer, Imperial Shares held by the Benefit Trust will be voted in proportion to all other outstanding Imperial Shares; and
(viii) provide that, from and after consummation of the Offer, the Trustee will tender or exchange Imperial Shares held by the Benefit Trust as directed by the Company's Board of Directors. The Merger Agreement stipulates that the cash received by the Benefit Trust in the Offer and the Merger will be used to repay the Note to the Company and to purchase additional Imperial Shares. Consummation of the Offer will constitute a Change in Control under the Benefit Trust.

  Employment Agreements. In connection with the Merger, Imperial Holly intends to enter into a new employment agreement with Mr. Sprague providing for a 5-year term beginning on the Effective Time. Pursuant to the employment agreement, Mr. Sprague will continue as the President of the Company and will be nominated to serve on Imperial Holly's Board. In addition to his base salary which will continue at no less than $430,000 per year, Mr. Sprague will be entitled to participate in an annual bonus program, which provides him with a maximum bonus opportunity equal to 75% of his base salary, to continue to receive benefits under the Company's Supplemental Executive Retirement Plan and retiree health benefits, to receive a stock option grant with respect to 135,000 shares of Imperial Holly common stock, and various other benefits and perquisites. In addition, upon termination of his employment for "Good Reason" or if he is involuntarily terminated by Imperial Holly other than for "Cause" (as those terms are defined in the employment agreement), Mr. Sprague will be entitled to receive a lump sum payment equal to three times the sum of his base salary and his highest bonus amount (as defined in the employment agreement), his stock options shall vest, and certain employee benefits will be continued for a period of up to five years. Also, in the event these payments would exceed the "golden" parachute payment limit of the Internal Revenue Code, Mr. Sprague will be made "whole" on a net after-tax basis for any parachute excise tax he incurs. Imperial Holly acknowledged, in connection with the execution of the Merger Agreement, its intention to enter into employment agreements, to become effective upon consummation of the Merger, with certain other senior executives of the Company on terms to be determined.

  Agreements with Respect to the Conduct of Business Pending the Merger. The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, the Company and Imperial Holly shall not, unless agreed to in writing by the other party, fail to carry on their business and the business of their subsidiaries in the usual, regular and ordinary course in substantially the same manner as conducted beforehand, or fail to use commercially reasonable efforts to preserve substantially intact their present lines of business, maintain their rights and franchises and preserve their relationships with employees, customers and suppliers.

  The Merger Agreement contains covenants of both the Company and Imperial Holly with respect to the period between the date of the Merger Agreement and the Effective Time, including covenants that: (i) prevent amendment to corporate governance documents, (ii) prevent issuance of securities, (iii) prevent declaration and payment of dividends (other than regular quarterly dividends), (iv) limit reclassification or alteration of any of its capital stock, (v) limit acquisition or disposition of any entity or assets not in the ordinary course of business, (vi) limit incurrence of any indebtedness, (vii) limit entrance into, amendment or termination of any material contract, (viii) limit authorization of any material capital expenditure, (ix) limit increases of the compensation to its officers or employees, (x) limit entrance into or amendment of any employment or severance agreement, (xi) prevent the establishment or amendment of any benefit or option plans, (xii) limit changes in accounting methods, (xiii) prevent the making of any tax election with respect to any material tax liability and (xiv) limit payment, discharge or satisfaction of any obligation.

  In addition, the Merger Agreement contains covenants of both the Company and Imperial Holly with respect to the period between the date of the Merger Agreement and Effective Time, that neither party will (i) take any action that would prevent or impede the Merger from obtaining any material consent or approval, (ii) enter into any agreement that would limit such company's ability to compete or (iii) take any action that would result in breach of any representations or warranties or prevent the conditions to the Merger from being satisfied.

  Neither the Company, Imperial Holly nor any subsidiary thereof may authorize or enter into an agreement to do anything listed above.

  No Solicitation. The Merger Agreement provides that neither the Company nor any subsidiary shall, directly or indirectly, initiate, solicit, encourage, or otherwise facilitate any inquiries or the making of any proposal or offer relating to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction (other than the transactions contemplated by the Merger Agreement) (any of such transactions being an "Acquisition Proposal") involving, or any purchase or sale of all or any significant portion of the assets or 20% or more of the equity securities of, the Company or any subsidiary that could reasonably be expected to interfere with the completion of the Merger or the other transactions contemplated by the Merger Agreement. Neither the Company or any subsidiary of the Company will have any discussion with or provide any confidential information or data to any person or entity relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent the Company or the Company's Board of Directors from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal; (ii) engaging in any discussions or negotiations with, or providing any information to, any person or entity in response to an unsolicited bona fide written Acquisition Proposal by any such person or entity; or (iii) recommending such an unsolicited bona fide written Acquisition Proposal to the holders of Shares if and only to the extent that, in any such case as is referred to in clauses (ii) and (iii), (A) the Company's Board of Directors concludes in good faith (after consultation with its legal counsel and financial advisors) that such Acquisition Proposal is reasonably capable of being completed, and would, if consummated, result in a transaction more favorable to holders of Shares than the transactions contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being hereinafter referred to as a "Superior Proposal"), (B) the Company's Board of Directors determines in good faith after consultation with legal counsel that such action is necessary for it to act in a manner consistent with its fiduciary duties, (C) prior to providing any information or data to any person or entity in connection with a Superior Proposal, the Company's Board of Directors receives from such person or entity an executed confidentiality agreement on terms substantially similar to those contained in the confidentiality agreement, dated August 26, 1997, between the Company and Imperial Holly and (D) prior to providing any information or data to or entering into discussions or negotiations with any person or entity, the Board of Directors notifies Imperial Holly promptly of the inquiries, proposals or offers received by, the information requested from, or the discussions or negotiations sought to be initiated or continued with, the Company or any subsidiary indicating the name of such person or entity and the terms and conditions of any proposals or offers. The Company also will cease and cause to be terminated any existing activities, discussions or negotiations with any parties previously conducted regarding any Acquisition Proposal.

  Indemnification of Directors. As provided in the Merger Agreement, Imperial Holly will, and will cause the Surviving Corporation to, maintain all rights of indemnification existing in favor of, and indemnify, each present and former director, officer, employee and fiduciary of the Company or any subsidiary and each person who served at the request of the Company or any subsidiary (collectively, the "Indemnified Parties") to the fullest extent permitted under applicable law against all losses and claims arising out of or pertaining to any action or omission in their capacity as an officer, director, employee or fiduciary of the Company. Imperial Holly and the Purchaser agree that all rights to indemnification existing in favor of the Indemnified Parties as provided in the Company's By-Laws with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. In the event any claim, action, suit, proceeding or investigation (a "Claim") is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time, the Indemnified Parties have certain rights with respect to retention of counsel, payment of fees and expenses and assistance in the vigorous defense of any Claim (provided that neither Imperial Holly nor the Surviving Corporation shall be liable for any settlement of any Claim effected without its written consent).

  For a period of six years after the Effective Time, Imperial Holly shall cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by the Company with respect to claims arising from facts or events that occurred prior to the Effective Time; provided, however, that in no event shall Imperial Holly be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.

  Company Rights Plan. The Company's Board of Directors shall take all further action necessary in order to render the preferred stock purchase rights under the Company Rights Agreement, dated as of March 31, 1989 between the Company and Citizens and Southern Trust Company (the "Company Rights Plan") inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, to terminate the Company Rights Agreement as of the Effective Time and to ensure that Imperial Holly and Purchaser will not have any obligations in connection with the Company Rights Agreement or such related purchase rights.

  Conditions to Each Party's Obligation to Effect the Merger. In addition to the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the stockholders of the Company in accordance with the DGCL and the Company's Certificate of Incorporation and the approval of the issuance of the Imperial Shares pursuant to the Merger by the affirmative vote of the shareholders of Imperial Holly in accordance with the applicable rules and regulations of the American Stock Exchange, the obligations of the Company, Imperial Holly and the Purchaser to consummate the Merger are subject to the following conditions: (i) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (ii) the absence of any law, rule, regulation or other order by any governmental entity which would have the effect of restraining or making the Merger illegal or otherwise prohibiting consummation of the Merger; (iii) the Registration Statement on Form S-4 to be filed by Imperial Holly with the Commission after the consummation of the Offer (the "Registration Statement") shall have been declared effective, and the absence of a stop order suspending such effectiveness; (iv) the Imperial Shares to be issued in the Merger and pursuant to options assumed by Imperial Holly shall have been authorized for listing on the American Stock Exchange, subject to official notice of issuance; and (v) the Purchaser shall have purchased Shares pursuant to the Offer.

  Termination. The Merger Agreement may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby:

    (a) by mutual written consent of Imperial Holly and the Company; or

    (b) by Imperial Holly or the Company if the Effective Time shall not have occurred on or before May 31, 1998; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

    (c) by either Imperial Holly or the Company, if any court of competent jurisdiction in the United States or other governmental entity, based otherwise than on any antitrust law, (i) shall have issued an order, decree, judgment, injunction, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, judgment, injunction, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree, judgment, injunction, ruling or other action or to take any other action necessary to fulfill the conditions to the closing of the Merger and such denial of a request to issue such order, decree, judgment, injunction, ruling or other action or take such other action shall have become final and nonappealable; or

    (d) (x) by either Imperial Holly or the Company, if the Merger Agreement and the transactions contemplated thereby shall fail to receive the requisite vote for approval and adoption at the Company Stockholders' Meeting or (y) by the Company, if the issuance of the Imperial Shares as part of the Merger shall fail to receive the requisite vote for approval at the Imperial Shareholders Meeting; or

    (e) by Imperial Holly, if prior to the payment for Shares pursuant to the Offer (i) the Company's Board of Directors withdraws, modifies or changes its approval or recommendation (including by amendment of the Schedule 14D-
  9) of the Merger Agreement, the Offer or the Merger in a manner adverse to Imperial Holly or the Purchaser, (ii) the Company's Board of Directors shall, at a time when there is an Acquisition Proposal with respect to the Company, fail to reaffirm such approval or recommendation of the Merger Agreement, the Offer or the Merger upon the reasonable request of Imperial Holly and Purchaser, (iii) the Company's Board of Directors shall approve or recommend any acquisition of the Company or a material portion of its assets or any tender offer for shares of its capital stock, in each case, other than by the other parties to the Merger Agreement or affiliates thereof; (iv) a tender offer or exchange offer for 20% or more of the outstanding Shares is commenced, and the Company's Board of Directors fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders); or
  (v) the Company's Board of Directors has resolved to take any of the actions specified in clauses (i) through (iv) above;

    (f) by the Company, prior to the payment for Shares pursuant to the Offer, upon five business days' prior notice to Imperial Holly and Purchaser (which notice shall be revocable by the Company), if, as a result of a Superior Proposal received by the Company from a person or entity other than a party to this Agreement or any of its affiliates, the Company's Board of Directors determines in good faith that their fiduciary obligations require that such Superior Proposal be accepted; provided, however, that (i) the Company's Board of Directors shall have concluded in good faith, on the basis of advice of counsel, that such action is necessary for the Company's Board of Directors to act in a manner consistent with its fiduciary duties and (ii) prior to the effective date of any such termination, the Company shall provide Imperial Holly and Purchaser with an opportunity to make such adjustments in the terms and conditions of this Agreement, the Offer or the Merger as would enable the Company to proceed with the transactions contemplated hereby; provided, however, that it shall be a condition to the effectiveness of termination by the Company that the Company shall have made the payment of the Termination Fee (as defined below) to Imperial Holly;

    (g) by Imperial Holly, prior to the payment for Shares pursuant to the Offer, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue; provided, however, that, if such breach is curable by the Company and for so long as the Company continues to exercise all reasonable efforts to cure such breach, Imperial Holly may not terminate the Merger Agreement;

    (h) by the Company, prior to the payment for Shares pursuant to the Offer, upon breach of any representation, warranty, covenant or agreement on the part of Imperial Holly or the Purchaser set forth in this Agreement, or if any representation or warranty of Imperial Holly and the Purchaser shall have become untrue, in either case except for such breaches or failures (i) which, individually or in the aggregate, would not have a material adverse effect upon Imperial Holly and (ii) which, individually or in the aggregate, would not materially impair or delay the ability of the Purchaser to consummate the Offer or the ability of Imperial Holly, the Purchaser and the Company to effect the Merger; provided, however, that, if such breach is curable by Imperial Holly and the Purchaser and for so long as Imperial Holly and the Purchaser continue to exercise all reasonable efforts to cure such breach, the Company may not terminate the Merger Agreement; or

    (i) by Imperial Holly, if the Offer is terminated or expires without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure in any material respect of Imperial Holly or the Purchaser to perform any of its covenants and agreements contained in the Merger Agreement or in the Offer;

    (j) by the Company, if all of the conditions to the Offer have been satisfied except for the Financing Condition and Imperial Holly fails to accept and pay for the Shares in the Offer solely because of the failure of LCPI to provide the funding necessary for such purchase; and

    (k) by the Company, if on May 29, 1998, the Effective Time shall not have occurred because Imperial Holly and the Purchaser have not been permitted to consummate the Offer and the Merger by reason of any antitrust law.

  Fees and Expenses. The Merger Agreement provides that except as set forth therein, all expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that the Company and Imperial Holly each shall pay one-half of all expenses relating to printing, filing and mailing the Registration Statement and the Proxy Statement and all Commission and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement.

  Termination Fees. The Merger Agreement provides that (i) if Imperial Holly terminates the Merger Agreement pursuant to paragraph (e) above or (ii) if the Company shall terminate the Merger Agreement pursuant to paragraph (f) above or (iii) if (A) Imperial Holly or the Company terminates the Merger Agreement pursuant to paragraph (d) due to the failure of the Company's stockholders to approve and adopt the Merger Agreement and (B) at the time of such failure to so approve and adopt the Merger Agreement there exists an Acquisition Proposal with respect to the Company and, within 12 months of the termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal with respect to the Company, then the Company will pay to Imperial Holly an amount equal to $8,000,000 (the "Company Termination Fee").

  The Merger Agreement provides that if the Company terminates the Merger Agreement pursuant to paragraph (j) or (k) above, then Imperial Holly will pay to the Company an amount equal to $8,000,000 (the "Imperial Termination Fee").

  The Company Termination Fee required to be paid pursuant to clause (ii) above will be paid prior to, and will be a pre-condition to effectiveness of termination of the Merger Agreement and the Company Termination Fee required to be paid pursuant to clause (iii) will be paid to Imperial Holly on the next business day after a definitive agreement is entered into with a third party with respect to an Acquisition Proposal with respect to the Company. Any payment of a Company Termination Fee or an Imperial Termination Fee shall be made not later than two business days after termination of the Merger Agreement.

  Amendment. The Merger Agreement provides that it may be amended (by an instrument in writing signed by the parties thereto) by the parties thereto by action by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, after approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration payable in the Merger.

COMPANY STOCKHOLDERS AGREEMENTS

  As a condition and inducement to entering the Merger Agreement, Imperial Holly and the Purchaser required that substantially all of the directors and executive officers of the Company enter into a stockholders agreement, dated September 12, 1997 whereby they would agree to tender all Shares owned by them into the Offer prior to the expiration of the Offer and not withdraw any of such Shares so tendered so long as the per Share price is not less than $20.25 in cash net to the seller. Each of the directors and executive officers of the Company have executed such agreements, a form of which is filed as Exhibit
(c)(2) hereto and is incorporated by reference herein.

IMPERIAL HOLLY PROXY AGREEMENTS

  As a condition and inducement to entering the Merger Agreement, the Company required that certain stockholders of Imperial Holly, affiliated with Imperial Holly and representing approximately 66.34% of the issued and outstanding Imperial Shares, enter into the Imperial Holly Proxy Agreements, pursuant to which they would agree to vote all of their Imperial Shares in favor of the Merger, a form of which is filed as Exhibit (c)(3) hereto and is incorporated by reference herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) Recommendation of the Board of Directors.

  On September 11, 1997, the Board of Directors of the Company (the "Board of Directors"), based in part upon the opinion of DLJ that the proposed consideration to be received by holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to the holders of Shares, unanimously determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, approved the Offer and the Merger and recommended acceptance of the Offer and approval and adoption of the Merger Agreement by the stockholders of the Company and approved the amendment to the Company Rights Plan so as to provide that no purchase rights under such agreement will become exercisable as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereby (including the Offer and the Merger).

  A copy of a letter to all stockholders of the Company communicating the recommendations of the Board of Directors is filed as Exhibit (a)(3) hereto and is incorporated herein by reference.

  (b) Background; Reasons for the Board of Directors' Recommendation.

  Background. The terms of the Merger Agreement are the result of arm's-length negotiations between representatives, legal advisors and financial advisors of the Company and Imperial Holly. The following is a brief discussion of the background of events and the actions of the parties to the Merger Agreement culminating in their execution and delivery of such agreement.

  In the winter of 1996, the Board of Directors requested that its senior management present a strategic plan to improve long-term stockholder value. At a special meeting of the Board of Directors of the Company on March 27, 1996, the Company's senior management presented a plan which outlined two strategies to improve long-term stockholder value: (i) the maximization of the value of the Company's existing sugar business and (ii) the acquisition of food-related product companies in order to expand the Company's size, diversify its product lines and reduce its dependence on the refined sugar business. The Company considered this second strategy to be parallel but supplemental to its primary goal to maximize the value of its existing business.

 Efforts to Implement the Diversification Strategy.

  Senior representatives of the Company met with several investment banks from May 6 to May 8, 1996. At such meetings, the investment banks were asked to present acquisition candidates to the Company. Following these meetings, several potential candidates were presented to the Company. However, in each case, the discussions with such candidates did not result in any acquisition proposals.

  In November 1996, a candidate outside the sugar industry (the "Diversification Candidate") expressed a high level of interest in engaging in a strategic business combination with the Company, and preliminary conversations between senior representatives of the Company and senior representatives of the Diversification Candidate ensued. On December 10, 1996, the Company engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor on a short-term basis in order to determine the feasibility of entering into a strategic business combination with the Diversification Candidate.

  At a special meeting of the Board of Directors on December 16, 1996 to discuss the opportunity with the Diversification Candidate, DLJ advised the Board of Directors that the proposed transaction, which would have resulted in a change in control of the Company, involved a discount to the Company's share price, did not have any meaningful synergies of combination, and was not compelling enough to pursue without first investigating potential interest by certain strategic partners. After discussing the proposal of the Diversification Candidate, considering the comments of DLJ and considering such other factors as it deemed appropriate, the Board of Directors, by a unanimous vote of all directors present, decided to reject the proposal of the Diversification Candidate and to continue to investigate and evaluate strategic options for the Company, with the advice and assistance of DLJ.

 Efforts to Implement Strategy to Maximize Value; Agreement with Flo-Sun Incorporated.

  In an effort to maximize the value of the Company's existing sugar business, management reduced costs, reduced debt, sold or closed non-strategic assets, and developed higher value new products.

  In addition, senior management and the Board of Directors believed that vertical integration was likely to benefit the Company on a long-term basis. The Company also decided that it should concurrently discuss transactions with other sugar industry participants that would not result in vertical integration. As a result, the Company initiated discussions with various participants in the sugar business, both domestically and abroad. The objective in this process was to maximize stockholder value.

  In March 1996, certain senior officers of the Company met with representatives of a major raw sugar producer ("Candidate 1") to explore the possibility of the two companies entering into a strategic business combination. Over the next several months, senior officers from the Company and Candidate 1 continued their conversations concerning a possible business combination or other alliance. In March 1997, Candidate 1 indicated that it was not interested in further discussions.

  Another alternative to strengthen the Company's sugar business was to form alliances with, merge, or acquire beet sugar companies.

  In July 1996, a Company representative met with a representative of a beet sugar company ("Candidate 2") and discussed a proposal to form a joint venture or other strategic combination. The discussions which ensued failed to produce a mutually satisfactory proposal. A Company representative met with a senior executive of another beet processor ("Candidate 3") several times in 1996 and 1997 to discuss various strategic combinations, including the possibility of merging. Proposals discussed between the Company and Candidate 3, again, were never agreed upon.

  In August 1996, Flo-Sun Incorporated, a privately held Florida based sugar cane grower ("FSI"), expressed a high level of interest in engaging in a strategic business combination with the Company, and preliminary conversations between senior representatives of the Company and FSI commenced.

  On December 20, 1996, the Company entered into a letter agreement with DLJ pursuant to which the Company retained DLJ as its exclusive financial advisor with respect to a possible acquisition by a third party, or a sale, merger, consolidation or any other business combination. From late December 1996 until May 1997, certain senior officers of the Company and DLJ proceeded to contact a number of potential candidates, both domestic and foreign, in addition to those already referred to who might be expected to have an interest in engaging in a strategic business combination with the Company.

  On February 26, 1997, as part of the process of gaining further information about the Company, FSI entered into a confidentiality agreement with the Company. On March 7, 1997, another party ("Candidate 4") similarly entered into a confidentiality agreement with the Company. In May 1997, Candidate 4, after reviewing certain information about the Company, informed the Company that it did not desire to pursue a strategic business combination.

  From mid-December 1996 until April 1997, certain senior officers of the Company also continued to periodically engage in informal discussions and meetings with certain senior officers from the Diversification Candidate.

  On April 15, 1997, the Diversification Candidate made another proposal to engage in a strategic business combination with the Company.

  At the regular meeting of the Board of Directors on April 17, 1997, Mr. Eugene Cartledge, Chairman of the Board of Directors, reported that the Executive Committee of the Board of Directors had voted the day earlier to recommend that he and the Company's President and Chief Executive Officer, Mr. William W. Sprague III, continue to investigate all available options with respect to a strategic transaction, which recommendation the Board of Directors then approved.

  On April 30, 1997, another party ("Candidate 5") approached the Company about a strategic merger, and entered into a confidentiality agreement with the Company. Subsequently, the Company concluded that a merger with Candidate 5 would not meet its strategic objectives. Accordingly, the Company notified Candidate 5 in May 1997 that it did not desire to pursue a strategic business combination with Candidate 5 at that time.

  On May 12, 1997, FSI indicated that it was in the planning stages with respect to a restructuring transaction involving certain subsidiaries of FSI. FSI stated that such restructuring would combine all of the U.S. operations of FSI under one corporate umbrella, XSF Holdings, Inc. ("XSF"), and that such restructuring could be consummated in connection with a possible business combination transaction with the Company. On that date, FSI proposed to the Company a business combination with XSF, pursuant to which the resulting combined company (the "Combined Company") would be a public company, the Company stockholders would receive 40% of the outstanding common stock of the Combined Company and FSI and certain stockholders of FSI would receive 60% of the outstanding common stock of Combined Company. Also on May 12, 1997, as part of the process of gaining further information about XSF and FSI, the Company entered into a confidentiality agreement with FSI.

  On May 22, 1997, at a special meeting, the Board of Directors met to consider the two most recent proposals made by each of FSI and the Diversification Candidate. During this meeting, DLJ advised the Board of Directors that the likelihood of concluding the proposed transaction with the Diversification Candidate on a basis that would be fair to the Company's stockholders was favorable, but that the proposed transaction with FSI could possibly be more favorable depending on further negotiations and additional information. The Board of Directors, based on DLJ's advice and on such other factors as it deemed appropriate, then decided that Mr. Cartledge and DLJ should continue to aggressively negotiate both alternatives until a choice could be made.

  On May 23, 1997, Mr. Cartledge, Mr. Sprague, Mr. Alfonso Fanjul, Chairman and Chief Executive Officer of FSI, Mr. Jose Pepe Fanjul, Vice-Chairman and Chief Operating Officer of FSI, and other representatives of

FSI and the Company, along with representatives of DLJ, Goldman, Sachs, Skadden, Arps, Meagher, Slate & Flom, LLP, legal advisors to the Company, and Shearman and Sterling and Steel Hector & Davis LLP, legal advisors to FSI, met to discuss a possible strategic business combination.

  On May 24, 1997, the Board of Directors convened telephonically for the purpose of Mr. Cartledge updating the Board of Directors on the status of the Company's discussions and to discuss the relative merits of the two alternatives.

  Late on May 25, 1997, the Diversification Candidate and the Company terminated their discussions. At a special meeting of the Board of Directors on May 26, 1997, the Board of Directors then directed the Company's management, Mr. Cartledge and DLJ to negotiate an agreement with FSI to be presented to the Board of Directors for acceptance or rejection.

  After the Board of Directors meeting on May 26, 1997, Mr. Cartledge contacted Mr. Alfonso Fanjul to indicate that the Company was interested in pursuing an alliance with FSI. They then commenced a detailed mutual due diligence process.

  During the following weeks, representatives of the Company and FSI and their respective advisors continued to discuss matters relating to the structuring of the proposed transaction and the terms to be included in the documentation of the transaction and to exchange information regarding their respective businesses.

  On June 30, 1997, FSI delivered a draft merger agreement to the Company and its outside advisors. At a special meeting on July 1, 1997, the Board of Directors convened and received reports from Mr. Cartledge and Mr. Sprague with respect to the ongoing merger negotiations with FSI.

  From June 30 through July 10, 1997, the Company, FSI and their respective legal counsel and investment bankers held several meetings in person and by telephone in which various terms of a proposed Agreement and Plan of Merger, among the Company, XSF, DXE Merger Corp., a Delaware corporation and a wholly owned subsidiary of XSF, and FSI (the "FSI Merger Agreement"), were discussed and negotiated. Pursuant to the terms of the FSI Merger Agreement, DXE would be merged with and into the Company (the "FSI Merger"), resulting in the Company becoming a wholly owned subsidiary of XSF.

  On July 10, 1997, Mr. Cartledge, Mr. Sprague, Mr. Alfonso Fanjul and Mr. Jose Pepe Fanjul met to discuss the exchange ratio of the proposed transaction. While the Company's representatives negotiated for an increased percentage of the final company on behalf of the Company's stockholders, there were discussions by the Fanjuls about the relative book values of the Florida Crystals Companies which supported the exchange ratio of 40% that they had proposed. After vigorous debate, the Fanjuls agreed to accept an exchange ratio whereby the Company stockholders would receive 41.5% of the Combined Company (the "FSI Exchange Ratio"). Messrs. Cartledge and Sprague agreed to recommend the transaction to the Board of Directors.

  On July 14, 1997, the Board of Directors held a special meeting to review the proposed FSI Merger Agreement and the terms of the FSI Merger and the transactions contemplated thereby. At such meeting, DLJ rendered to the Board of Directors its oral opinion (confirmed in writing later that day) to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the aggregate number of shares of the common stock of the Combined Company to be received in the FSI Merger by the Company stockholders is fair to the Company's stockholders from a financial point of view. The Board of Directors, by a unanimous vote of all directors present, then approved the FSI Merger, the FSI Merger Agreement and the transactions contemplated thereby.

  Following the conclusion of the Board of Directors' special meeting on the evening of July 14, 1997, the FSI Merger Agreement was executed and delivered by all the parties thereto. On July 15, 1997, the Company and FSI issued a joint press release announcing the execution of the FSI Merger Agreement.

 Actions Leading to the Merger Agreement with Imperial Holly.

  On August 25, 1997, Imperial Holly submitted a proposal to acquire the Company in a transaction pursuant to which stockholders of the Company would receive $18.75 in value per share of Common Stock, comprised of 70% cash and 30% Imperial Shares.

  On August 26, 1997, the Board of Directors telephonically convened a special meeting by telephone to evaluate the transaction proposal submitted by Imperial Holly. At such meeting, DLJ advised the Board of Directors that Imperial Holly's proposal was superior to the FSI Merger. The Board of Directors instructed the Company's management to begin discussions with Imperial Holly in order to improve the terms and conditions of its proposal. On August 26, 1997, the Company entered into a confidentiality agreement with Imperial Holly.

  From August 25, 1997 through September 4, 1997, the Company, Imperial Holly and their respective legal counsel and investment bankers held several meetings in person and by telephone in which various terms of the Merger were discussed and negotiated. On August 27, 1997, Imperial Holly delivered a draft merger agreement to the Company and its outside advisors, and Imperial Holly and the Company both commenced a detailed mutual due diligence process.

  On September 4, 1997, the Board of Directors of Imperial Holly held a special meeting at which it approved the terms of the proposed merger agreement and the transactions contemplated thereby. Imperial Holly then delivered to the Company an executed merger agreement, together with a commitment to leave its offer open through noon on September 12, 1997.

  Also on September 4, 1997, the Board of Directors held a special meeting to review the proposed Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. Prior to the commencement of such special meeting, the Company received from FSI a letter proposing certain changes to the FSI Merger Agreement, including increasing the FSI Exchange Ratio to 45% of the Combined Company and providing $4.00 in cash per share of Company Common Stock (the "Revised FSI Proposal"). DLJ advised the Board that it was prepared to render an opinion to the effect that the consideration of $18.75 per Share to be received by the stockholders of the Company pursuant to the proposed merger agreement with Imperial Holly was fair to the Company's stockholders from a financial point of view. The Board determined that, based in part on the advice of DLJ, the Imperial Holly proposal was superior to the FSI Merger. Accordingly, the Board of Directors determined to terminate the FSI Merger Agreement and to pursue a strategy to obtain the highest bid from both FSI and Imperial Holly.

  Pursuant to the terms of the FSI Merger Agreement, prior to termination FSI must be given five business days to make adjustments in the terms and conditions of such agreement. Accordingly, immediately following the September 4, 1997 meeting, the Company sent FSI a letter terminating the FSI Merger Agreement effective on September 11, 1997, subject to FSI's right to adjust the terms of the FSI Merger Agreement as would enable the Company to proceed with a transaction with FSI.

  On September 5, 1997, the Company received a draft of a proposed amendment to the FSI Merger Agreement incorporating the terms of the Revised FSI Proposal (the "FSI Amendment"). Representatives of the Company and FSI subsequently negotiated the terms of the FSI Amendment.

  On September 8, 1997, the Company notified both FSI and Imperial Holly that its Board would meet on September 11, 1997 to consider the FSI Amendment, and that both parties should submit their best and final proposals by September 10, 1997. In addition, on September 8, 1997, the Company engaged a second financial adviser, The Robinson-Humphrey Company ("Robinson Humphrey"), in connection with reviewing the various offers to acquire the Company.

  On September 10, 1997, the Board of Directors of Imperial Holly met to approve a revised offer to acquire the Company, increasing the proposed purchase price to $20.25 per share of Common Stock. Following such meeting, Imperial Holly sent the Company a revised Merger Agreement incorporating such change and certain other changes requested by the Company. Upon receipt of the revised Merger Agreement, Mr. Sprague contacted Mr. Alphonso Fanjul and informed him of the revised proposal from Imperial Holly. Mr. Fanjul stated that the FSI Amendment was FSI's final offer. On September 10, 1997, FSI sent the Company a definitive copy of the FSI Amendment and informed the Company that its revised offer would remain open until 4:00 p.m. on September 11, 1997.

  At a special meeting held on September 11, 1997, the Board of Directors unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and resolved to recommend that the Company stockholders tender their Shares pursuant to the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby.

  On the morning of September 12, 1997, the Company executed and delivered the Merger Agreement, as previously executed and delivered by Imperial Holly, and issued a joint press release announcing the execution of the Merger Agreement. A copy of such press release is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

  Reasons for the Board of Directors' Recommendation. In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, and recommending that stockholders accept the Offer and vote for adoption of the Merger Agreement and approval of the transactions contemplated thereby, the Board of Directors considered a number of factors, including the following:

  . The fact that the $20.25 per Share price represents a premium of approximately 36% over the closing sale price of $14.9375 per Share as reported on the New York Stock Exchange on August 25, 1997, the last trading date prior to the date the Company first publicly announced it had received an acquisition proposal from Imperial Holly;

  . The recent historical market prices and trading information for the Shares;

  . The presentation by DLJ to the Board of Directors on September 11, 1997 of its financial analysis and its written opinion (the "DLJ Opinion") to the effect that, as of such date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration of $20.25 per Share to be received by the stockholders of the Company pursuant to the Merger Agreement is fair to the Company's stockholders from a financial point of view; the full text of the DLJ Opinion is attached as Annex B hereto and should be read in its entirety;

  . The fact that DLJ had informed the Board of Directors that the DLJ
    Opinion had superceded the written opinion, dated July 14, 1997, of DLJ relating to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received pursuant to the FSI Merger Agreement, and that DLJ had withdrawn such opinion;

  . The presentation by Robinson-Humphrey of its financial analysis of the relative values of the FSI Merger and the Merger;

  . The business, operations, properties, assets, financial condition and operating results of the Company and Imperial Holly;

  . The estimated impact of the potential operating efficiencies and other synergies resulting from Merger, including economies of scale; the Board of Directors also considered the degree of risk that such synergies and cost savings will not be achieved, that the operations of the two companies will not be successfully integrated and that key Company management personnel might not remain with the Company after announcement of the Merger;

  . The benefit of geographic and production diversification achieved as a result of the Merger, including (i) a balance of beet (approximately 35% of production) and sugar cane (approximately 65% of production)
   refining which would enhance the combined company's ability to withstand near term pressure in connection with the supply of sugar cane, (ii) broadened market participation and (iii) geographically dispersed production facilities allowing for efficient sourcing for customers;

  . The increased refining capacity resulting from the Merger, enhancing the combined company's ability to secure sufficient supplies of sugar cane through, among other means, a partnering arrangement with raw sugar suppliers;

  . The opportunity for the Company stockholders to maintain an ownership stake in the combined entity and realize the potential long-term benefits of the Merger described above;

  . The Company's uncertain future as an independent sugar refiner in light of, among other things, (i) the historical and anticipated future slow rate of growth of sugar consumption in the United States, (ii) the anticipated growth of production capacity for the refined sugar market in the United States caused by the shift toward vertical integration of the refined sugar industry by raw sugar producers ("Vertical Integration"), including the construction of a refinery in Florida by U.S. Sugar, a significant raw sugar producer, expected to be completed in 1998, and
    (iii) the anticipated impact of Vertical Integration on the availability to the Company of raw sugar to be refined (including the determination by U.S. Sugar to terminate its supply contract with the Company effective October 31, 2001), and the prices at which raw sugar might be available;

  . The results of the inquiries made by the Company's management and DLJ, financial advisor to the Company, to major companies in the sugar industry, both domestic and foreign, regarding a possible strategic alliance, partnership, business combination, acquisition or similar transaction with the Company and that, in light of such inquiries, the Company's management did not receive nor did it believe it likely that any other party would propose a strategic alliance, partnership, business combination, acquisition or similar transaction that, taken as a whole, would be more favorable to the Company and its stockholders than the Offer, the Merger and the transactions contemplated thereby;

  . The strategic alternatives available to the Company (including continuing the Company business in its present configuration without significant changes), none of which the Board of Directors believed to be as favorable to the Company stockholders as a merger with Imperial Holly;

  . The regulatory approvals required to consummate the Merger and the transactions contemplated thereby, and the prospects for receiving all such approvals;

  . The Offer provides for a prompt cash tender offer for a significant number of Shares, thereby enabling stockholders of the Company who want to receive cash in exchange for their Shares to obtain certain of the benefits of the Merger at the earliest possible time;

  . The likelihood that the Offer and the Merger will be consummated, and the effects on the Company's business, operations and financial condition should it not be possible to consummate the Merger following public announcement that the Merger Agreement had been entered into;

  . The terms and conditions of the Merger, the Merger Agreement and the transactions contemplated thereby, which were the product of arm's-length negotiations, including the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Imperial Holly and the Purchaser to terminate the Offer or the Merger Agreement;

  . The provisions of the Merger Agreement that permit the Company to consider additional bona fide third party offers to acquire the Company and permit the Company to provide information to and negotiate with such parties and to terminate the Merger Agreement prior to the consummation of the Merger, subject to the payment of agreed upon fees and expenses to Imperial Holly, if the Board of Directors determines that its fiduciary duties require that a superior third party proposal be accepted; and

  . The interests that the Board of Directors and the Company's management may be deemed to have in the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

  The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, and such information and factors were considered collectively by the Board of Directors in connection with its review of the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. In view of the variety of factors considered in connection with such evaluation, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  Pursuant to a letter agreement dated December 20, 1996, as revised July 11, 1997 (the "DLJ Engagement Letter"), the Company engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisor in connection with various financial and strategic alternatives, including but not limited to the possible sale of all or a portion of the Company. Pursuant to the terms of the DLJ Engagement Letter, the Company has agreed to pay DLJ for its services (i) a retainer advisory fee of $100,000, payable on January 20, 1997, (ii) a fee of $500,000, payable at the time DLJ notifies the Board of Directors that it is prepared to deliver an opinion in connection with a Sale Transaction (as defined in the DLJ Engagement Letter) and (iii) a transaction fee, payable upon the consummation of a Transaction (as defined in the DLJ Engagement Letter) within 12 months after the date of the DLJ Engagement Letter, in an amount equal to 0.7% of the Consideration (as defined in the DLJ Engagement Letter) paid in a Transaction, less the fees paid in (i) and (ii) above. The Company has agreed to reimburse DLJ for reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify DLJ against certain liabilities, including certain liabilities under the federal securities laws.

  In addition, Pursuant to a letter agreement dated September 8, 1997, the Company engaged Robinson-Humphrey to act as its financial advisor in connection with reviewing various offers to acquire the Company. Pursuant to the terms of the letter agreement, the Company has paid Robinson-Humphrey a fee equal to $250,000. The Company has agreed to reimburse Robinson-Humphrey for reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Robinson-Humphrey against certain liabilities, including certain liabilities under the federal securities laws.

  Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Except as described in Item 3(b), during the past 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Imperial Holly pursuant to the Offer. See Item 3 for information concerning agreements pursuant to which certain officers and directors have made certain commitments to tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as described in this Schedule 14D-9, or as set forth in the Offer to Purchase, to the best of the Company's knowledge, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in: (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there are no transactions, board resolutions, agreements in principle, or a signed contracts in response to the Offer, other than the one described pursuant to Item 3(b) of this statement, which relates or would result in one or more of the matters referred to in
Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
   NO.
 -------
  (a)(l) Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") by Imperial Holly and the
         Purchaser on September 18, 1997).*+
 (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(3)  Letter to Company stockholders, dated September 18, 1997.*+
 (a)(4)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         (a)(3) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(5)  Letter from Lehman Brothers, Inc. to Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Tender Offer Statement on Schedule 14D-1,
         filed with the Commission by Imperial Holly and the Purchaser on
         September 18, 1997).
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated by reference to Exhibit
         (a)(5) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(7)  IRS Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(8)  Summary Advertisement as published in The Wall Street Journal on
         September 18, 1997 (incorporated by reference to Exhibit (a)(7) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Imperial Holly and the Purchaser on September 18, 1997).
 (a)(9)  Press Release issued by the Company and Imperial Holly on September
         12, 1997.+
 (c)(1)  Agreement and Plan of Merger dated as of September 12, 1997, among
         Imperial Holly, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule
         14D-1, filed with the Commission by Imperial Holly and the Purchaser on September 18, 1997).
 (c)(2)  Stockholders Agreement, dated as of September 12, 1997, among Imperial
         Holly, the Purchaser and the Executive Officers and Directors of the
         Company (incorporated by reference to Exhibit (c)(2) to the Tender
         Offer Statement on Schedule 14D-1, filed with the Commission by
         Imperial Holly and the Purchaser on September 18, 1997).
 (c)(3)  Form of Agreement and Irrevocable Proxy, dated as of September 12,
         1997, among the Company and certain stockholders of Imperial Holly
         (incorporated by reference to Exhibit (c)(3) to the Tender Offer
         Statement on Schedule 14D-1, filed with the Commission by Imperial
         Holly and the Purchaser on September 18, 1997).

 EXHIBIT
   NO.
 -------
 (c)(4)  Opinion of Donaldson, Lufkin, & Jenrette dated September 11, 1997.*+
 (c)(5)  Amendment No. 3 to the Supplemental Executive Retirement Plan.+
 (c)(6)  Amendment No. 4 to the Supplemental Executive Retirement Plan.+
 (c)(7)  Amendment No. 3 to the Deferred Compensation Plan for Key Employees.+
 (c)(8)  Amendment No. 4 to the Deferred Compensation Plan for Key Employees.+
 (c)(9)  Amendment No. 5 to the Deferred Compensation Plan for Key Employees.+

--------
* Included in documents mailed to stockholders.
+ Filed herewith.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SAVANNAH FOODS & INDUSTRIES, INC.

                                      [SIGNATURE OF WILLIAM W. SPRAGUE APPEARS
                                      HERE]
                                      BY: _____________________________________
                                         Name: WILLIAM W. SPRAGUE III
                                         Title: President and Chief Executive
                                          Officer

Dated: September 18, 1997

                                                                        ANNEX A

                       SAVANNAH FOODS & INDUSTRIES, INC.
                                 P.O. BOX 339
                            SAVANNAH, GEORGIA 31402

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement ("Information Statement") is being mailed on or about September 18, 1997, as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of common stock, par value $.25 per share, of the Company (the "Shares") at the close of business on or about September 18, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 18, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City Time, on Thursday, October 16, 1997, unless the Offer is extended.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

  The following information is based on the Company's Proxy Statement dated as of February 20, 1997, and, except as indicated, such information is given as of such date.

  The information contained in this Information Statement or incorporated by reference herein concerning Imperial Holly, the Purchaser, or their respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Imperial Holly or the Purchaser, and the Company takes no responsibility for such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

OUTSTANDING VOTING STOCK

  As of August 31, 1997, there were (i) 28,738,196 Shares issued and outstanding, all of which were validly issued, fully paid and nonassessable,
(ii) 2,568,604 Shares were held in the Treasury of the Company, and (iii) 1,250,000 Shares reserved for future issuance pursuant to the Company's 1996 Equity Incentive Plan, of which 179,844 Shares were reserved for issuance upon exercise of existing options.

  As of August 31, 1997, no Executive Officer or Director owned 1% or more of the Shares. All Directors and current Executive Officers as a group (16 persons) owned beneficially 877,217 Shares constituting approximately 3.05% of outstanding voting securities.

PURCHASER'S RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

  The Merger Agreement provides that, upon the Purchaser's acquisition of a majority of the outstanding Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of Directors, rounded up to the next whole number, on the Board of Directors as shall give the Purchaser representation on the Board of Directors equal to the product of the total number of Directors on the Board of Directors multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser at such time bears to the total number of Shares then outstanding (the "Purchaser Designees"), and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's Designees to be elected as Directors of the Company, including increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, at all times prior to the Effective Time, the Board of Directors shall include at least two Directors who held office as of the date of the Merger Agreement (any such director remaining in office being a "Continuing Director"). Following the election or appointment of the Purchaser's Designees and, prior to the Effective Time, such designees shall abstain from acting upon, and the approval of a majority of the Continuing Directors shall be required to authorize and shall be sufficient to authorize, any resolution with respect to any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any extension of time for the performance of any of the obligations or other acts of Imperial Holly or the Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Imperial Holly or the Purchaser under the Merger Agreement.

  The Purchaser Designees will be selected by the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a Director of the Company if appointed or elected. None of the following individuals owns any Shares, other than James C. Kempner who owns 3,000 Shares and Roger W. Hill who owns 100 Shares. In addition, none of the following individuals is a Director of, or holds any position with, the Company. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each such person is c/o One Imperial Square, Suite 200, 8016 Highway 90-A, Sugar Land, Texas 77478.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
           NAME              MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
--------------------------- ----------------------------------------------------
Roger W. Hill.............. Director of Imperial Holly since 1988. President and
                             CEO Holly Sugar Corp. from 1988 to present and
                             Managing Director of Imperial Holly from 1996 to
                             present.
James C. Kempner........... Director of Imperial Holly since 1988. President,
                             Chief Executive Officer and Chief Financial Officer
                             of Imperial Holly from 1993 to present. Executive
                             Vice President and Chief Financial Officer from
                             1988-1993.
Peter C. Carrothers........ Officer of Imperial Holly since 1994. Senior Vice
                             President--Operations from 1994 to present. Pepsico
                             Foods International, Vice President--Logistics from
                             1990 to 1994.
Douglas W. Ehrenkranz...... Officer of Imperial Holly since 1995. Vice
                             President--Sales and Marketing 1995 to present and
                             Managing Director from April 1997 to present.
                             Procter & Gamble Corp., Category Sales Manager from
                             1979 to 1993.
John A. Richmond........... Officer of Imperial Holly since 1991. Vice
                             President--Operations from 1995 to present and
                             Managing Director from April 1997 to present. Holly
                             Sugar Corp., Senior Vice President and General
                             Manager--Beet Sugar Operations from 1993 to 1995.
                             Holly Sugar Corp., Senior Vice President and
                             General Manager--Eastern Division from 1992 to
                             1993.
William F. Schwer.......... Officer of Imperial Holly since 1989. Managing
                             Director from 1995 to present. Senior Vice
                             President and General Counsel from 1993 to 1995.
                             Vice President and General Counsel 1992 to 1993.
Karen L. Mercer............ Officer of Imperial Holly since 1993. Vice President and Treasurer from April 1997 to present. Treasurer
                             from 1994 to April 1997. Texas Commerce Bank, Vice
                             President--General Lending in 1993. First City
                             Bank, various positions 1988 to 1993.

BOARD OF DIRECTORS

  The Board of Directors currently consists of 12 members, and there are currently no vacancies on the Board of Directors. Each Director holds office until such Director's successor is elected and qualified or until such Director's earlier resignation, death or removal.

  Set forth on the following pages is information with respect to standing members of the Board of Directors as of August 31, 1997.

                   DIRECTORS WHOSE TERMS CONTINUE UNTIL 1998

DALE C. CRITZ                          Mr. Dale C. Critz is owner and
Presidient,                            President of Critz. Inc., a retail
Critz, Inc.                            automobile dealership. He has served
Age: 64                                on the Board of Directors of SunTrust
Director since: 1993                   Bank, Savannah, N.A. since 1963 and
Present Term expires: 1998             was appointed Chairman of the Board in
Member: Compensation Committee         1992. He is a Trustee of the Georgia
                                       Automobile Dealers Association Workers
                                       Compensation Fund.

ARTHUR M. GIGNILLIAT, JR.              Mr. Arthur M. Gignilliat, Jr. is
President and Chief Executive Officer, President and Chief Executive Officer
Savannah Electric and Power            of Savannah Electric and Power
Company                                Company. He serves on the Board of
Age: 64                                Directors of Savannah Electric and
Director since: 1988                   Power Company and on the NationsBank,
Present term expires: 1998             N.A. (South) Savannah Advisory Board.
Member: Compensation Committee         He is a member of the Governor's
(Chairman)                             Development Council, and is Chairman
                                       of the Georgia International and
                                       Maritime Trade Center Authority.

ARNOLD TENENBAUM                       Mr. Arnold Tenenbaum is President of
President,                             Chatham Steel Corporation. Chatham
Chatham Steel Corporation              Steel is a wholesale distributor of
Age: 61                                metal products. It has branches in
Director since: 1989                   five states. Mr. Tenenbaum is on the
Present term expires: 1998             Board of Directors of First Union Bank
Member: Audit Committee                of Savannah, First Union Bank of
                                       Georgia. Savannah Electric and Power
                                       Company, and the Georgia Lottery
                                       Corporation.

                   DIRECTORS WHOSE TERMS CONTINUE UNTIL 1999

W. WALDO BRADLEY                       Mr. W. Waldo Bradley is Chairman of
Chairman,                              the Board of Bradley Plywood
Bradley Plywood Corporation            Corporation, Savannah, Georgia, a
Age: 63                                wholesale distributor of building
Director since: 1979                   materials. He also serves as a
Present term expires: 1999             Director of First Union Corporation,
Member: Compensation, Executive, and   Charlotte, North Carolina, and Atlanta
Nominating Committees                  Gas Light Company.

JOHN D. CARSWELL                       Mr. John D. Carswell has been in the
Associated with Sedgwick James, Inc.   general insurance business all of his
Age: 66                                business life. He was associated with
Director since: 1985                   Palmer & Cay/Carswell, Inc. until
Present term expires: 1999             December 1, 1993 and joined Sedgwick
Member: Audit Committee and Nominating James, Inc. on April 1, 1994. Committee (Chairman)

F. SPRAGUE EXLEY                       Mr. F. Sprague Exley, who first joined
Senior Vice President--Human           the Company in 1965, is Senior Vice
Resources and Administration           President--Human Resources and
and Assistant Secretary,               Administration and Assistant
Savannah Foods & Industries, Inc.      Secretary. He was elected to his
Age: 58                                current position in 1995. Prior to
Director since: 1976                   that he served as Vice President--
Present term expires: 1999             Distribution of the Company. He is on
                                       the NationsBank, N.A. (South) Savannah
                                       Advisory Board and is a member of the
                                       Board of the Georgia Freight Bureau,
                                       Inc., Atlanta, Georgia.

WILLIAM W. SPRAGUE III                 Mr. William W. Sprague III has been
President and Chief Executive Officer, President and Chief Executive Officer
Savannah Foods & Industries, Inc.      of Savannah Foods & Industries, Inc.
Age: 41                                since 1995. He served as President and
Director since: 1990                   Chief Operating Officer from 1993 to
Present term expires: 1999             1995. He began his career with the
Member: Executive Committee            Company in 1983, and his previous
                                       position was Vice President--Sales.

HUGH M. TARBUTTON                      Mr. Hugh M. Tarbutton is President of
President,                             Sandersville Railroad Company,
Sandersville Railroad Company          Sandersville, Georgia. He is also a
Age: 64                                Director of NationsBank, N.A. (South).
Director since: 1971
Present term expires: 1999
Member: Executive and Nominating
Committees, and Audit Committee
(Chairman)

                   DIRECTORS WHOSE TERMS CONTINUE UNTIL 2000

R. EUGENE CARTLEDGE                    Mr. Eugene Cartledge retired as
Director                               Chairman and Chief Executive Officer
Union Camp Corporation                 of Union Camp Corporation in June
Age: 68                                1994, a position he had held since
Director since: 1995                   1986. He has been a member of the
Present term expires: 2000             Union Camp Board of Directors since
Member: Compensation Committee         1983 and continues to serve in that
                                       capacity. He is also a Director of The
                                       Sun Company, Delta Air Lines, Inc.,
                                       Blount, Inc., Chase Brass Industries,
                                       and UCAR International Inc.

LEE B. DURHAM, JR.                     Mr. Lee B. Burham, Jr. retired as
Retired                                counsel to Clark Hill P.L.C., Detroit,
1021 Dawson Ct.                        Michigan. He had been a practicing
Greensboro, GA 30642                   attorney for more than 30 years. Clark
Age: 67                                Hill P.L.C. is general counsel to
Director since: 1985                   Michigan Sugar Company, a wholly-owned
Present term expires: 2000             subsidiary of the Company.

ROBERT L. HARRISON                     Mr. Robert L. Harrison is President of
President,                             Stevens Shipping & Terminal Co.,
Stevens Shipping & Terminal Co.        Savannah, Georgia. Stevens conducts
Age: 57                                steamship agency and stevedoring
Director since: 1990                   services in South Atlantic port areas.
Present term expires: 2000             He is also on the NationsBank, N.A.
Member: Audit and Compensation         (South) Savannah Advisory Board and is
Committees                             Vice President and a Director of
                                       Fairway Terminal Corporation of Texas.

JAMES M. REED                          Mr. James M. Reed is Vice Chairman and
Vice Chairman and Chief Financial      Chief Financial Officer of Union Camp
Officer,                               Corporation. He also serves on the
Union Camp Corporation                 Board of Directors of Bush Boake
Age: 64                                Allen, Inc., Martin Marietta
Director since: 1996                   Materials, Inc. and the Bulgarian-
Present term expires: 2000             American Enterprise Fund, Inc. and is
                                       a trustee of Simpson College in Iowa.

                BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

  During the fiscal year ended September 29, 1996, the Board of Directors met eight times. No Director attended fewer than 75% of the Board of Directors and Committee meetings.

  Effective April 23, 1996, the Company entered into a one-year agreement with
R. Eugene Cartledge to serve as the Chairman of the Board of Directors. In addition to the compensation paid to all non-employee Directors as described below, the agreement stipulates that Mr. Cartledge receive $182,700 payable in 16,610 Shares, plus cash in an amount sufficient to pay the taxes due on such compensation.

  Directors who are also employees of the Company are not compensated for service as Directors or as members of any Committee of the Board of Directors. In order to directly link Directors' fees with the interest of stockholders, the Company will pay a retainer to its non-employee Directors in stock units. Non-employee Directors were paid a retainer of $4,687.50 from October 1995 through June 30, 1996, a fee of $600 for each Board of Directors meeting attended, and $200 for each Committee meeting attended, except that no fees were paid for meetings of the Committee of Outside Directors, Committee meetings held on the same day as a Board of Directors meeting, or meetings conducted by telephone. At the August 1996 Board of Directors meeting, the Directors adopted a new Non-Employee Directors' Compensation Plan (the "Plan") as of July 1, 1996 in lieu of the retainer which had been paid prior to that time and in consideration of participating Directors' voluntarily relinquishing certain benefits under a deferred compensation plan. Under the Plan, the annual compensation paid to the Directors as a retainer was set at $20,000 per year for the 5 1/2 year Plan term and is payable in Share Units (a "Share Unit" is the equivalent of one Share). The number of Share Units given to each Director was determined by dividing an annual retainer of $20,000 by $11.00 per Share and multiplying the resultant amount by the 5 1/2 year term of the Plan. Accordingly, the Plan grants each Director 10,010 Share Units over the Plan term. Each Director will be vested with 455 Share Units on the last day of each calendar quarter until December 31, 2001, as long as the Director remains on the Board of Directors. In the event a Director dies before December 31, 2001, all of such Director's Share Units will vest, and, in the case of Directors serving on June 1, 1996, all Share Units will vest in the event of a change in control of the Company as defined in the Plan. Unvested Share Units are forfeited to the Company. Upon the vesting of Share Units, the Director is paid. in cash, the value of such Share Units, based upon the fair market value of the Shares at the time of vesting. The fair market value is defined as the closing price of a share of the Shares. The Plan permits a Director to defer all or a portion of his or her vested Share Units until after termination of the Director's service on the Board of Directors, in which case the Share Units are valued at the highest closing price of a Share during the twelve months preceding the Director's termination of service. Amounts deferred under the Plan are restricted in terms of the earliest and latest dates that payments may begin. Directors are also credited with dividend equivalents on all Share Units held under the Plan at such time and in such amount as all holders of Shares receive dividends. Dividend equivalents are reinvested in additional Share Units. Beginning, July 1, 1996, non-employee Directors are paid $1,000 for each Board of Directors meeting attended and $750 for each Committee meeting attended except for meetings of the Committee of Outside Directors. Directors may elect to defer meeting fees pursuant to an amended and restated deferred compensation plan.

  Effective June 30, 1996 the deferred compensation agreements with all active non-employee Directors were modified to reduce the guaranteed interest rate to 8%, and then to the prime rate in effect on each January 1. The effect of this modification is estimated to have reduced the present value of the payments which ultimately will be paid to the Directors under the related deferred compensation agreements by $2,600,000. As consideration for the reduction in the interest rate credited on the Directors' deferred compensation, a Supplemental Share Unit Plan (the "Plan") was established for non-employee Directors. The Plan granted 111,619 Share Units (a "Share Unit" is the equivalent of one Share) to the nonemployee Directors. The number of Share Units was equal to one-half of the Directors' deferred compensation account balances as of June 30, 1996 divided by a price of $11.00 per Share Unit, and at the $11.00 per Share Unit price had a value of $1,228,000. These Share Units fully vested on June 30, 1996 and the value of each Share Unit is adjusted upward or downward based on the highest daily closing price of the Shares during the preceding twelve month period. At retirement from the

Board of Directors, each non-employee Director will receive, in cash, the value of the Share Units in his deferral account. During fiscal 1996, the Company expensed $1,563,000 related to this Plan. Future expenses or income related to this Plan will only be incurred as the price of the Shares increases or decreases, respectively.

  The Board of Directors has an Executive Committee and four standing committees: an Audit Committee, a Compensation Committee, a Nominating Committee, and a Committee of Outside Directors.

  The Executive Committee has the authority of the Board of Directors between meetings of the Board of Directors. The Committee is composed of Messrs. Bradley, Cartledge (Chairman), Sprague III, and Tarbutton. It met three times during fiscal 1996.

  The Audit Committee serves as the communication link between the Board of Directors, as the representative of stockholders, and the independent accountants. The Company's internal auditor reports to this Committee. The Committee is composed of Messrs. Carswell, Harrison, Tarbutton (Chairman), and Tenenbaum. It met three times during fiscal 1996.

  The Compensation Committee has the responsibility for recommending to the full Board of Directors the compensation arrangements for senior management of the Company, and also recommends to the Board of Directors adoption of and/or modification to any compensation plans in which Executive Officers and Directors are eligible to participate, as well as the benefits under such plans. During fiscal 1996, the Committee was composed of Messrs. Bradley, Cartledge, Critz, Gignilliat (Chairman), and Harrison. It met six times during fiscal 1996.

  The Nominating Committee has the responsibility of nominating a new Board of Directors members and will consider qualified nominees for Director recommended by stockholders. Recommendations should be sent to the Chairman of the Nominating Committee, in care of the Secretary of the Company. The Committee is composed of Messrs. Bradley, Carswell (Chairman), and Tarbutton. It met twice during fiscal 1996.

  The Committee of Outside Directors generally meets the evening before regular meetings of the Board of Directors. The Committee is composed of all non-employee Directors and its agenda is set by the Committee's Chairman. The Committee reports matters at its discretion to the Board of Directors. The officers of the Committee are Mr. Tarbutton (Chairman), Mr. Bradley (Vice-Chairman), and Mr. Durham (Secretary).

  The Audit, Compensation, Nominating, and Outside Directors committees are composed of non-employee Directors.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee has the responsibility for recommending to the full Board of Directors the compensation arrangements for senior management of the Company, and also recommends to the Board of Directors adoption of and/or modification to any compensation plans in which Executive Officers and Directors are eligible to participate, as well as the benefits under such plans. This responsibility includes reviewing and considering new, or amendments to, compensation plans, retirement plans and other benefit plans, and monitoring the performance and compensation of Executive Officers.

  The Company maintains compensation and benefit programs designed to attract, motivate, and retain management and employees. Wherever practical, the Company attempts to link employee reward to financial performance and stockholder reward. The Company maintains several benefit and incentive plans. In addition, employment contracts are currently in place with all Executive Officers. Except for the Supplemental Executive Retirement Plan and a deferred compensation plan, substantially all non-bargaining unit employees in the Company participate in all other plans. The Supplemental Executive Retirement Plan was designed to eliminate an inequity to managers and officers that exists in companies with a qualified defined benefit pension plan.

  The Company's executive compensation program consists of three main components: (1) base salary, (2) potential for an annual bonus under a profit-sharing bonus plan, and (3) potential for a contribution to the Employee Stock Ownership Plan (ESOP). The second and third components are "at risk" and are determined by the profitability of the Company for the year. The "at risk" component of compensation fluctuates significantly with earnings, and as a result it represented 0% of total compensation of the named Executive Officers in fiscal 1996, 1995, and 1994. The only manner in which Executive Officers participate in the profit sharing bonus plan on a basis other than non-officer employees is that the target award increases as a percent of pay, based on job grade, from 5% for most employees to a maximum of 50% for the Chief Executive Officer ("CEO"). The target award is achieved when return on equity ("ROE"), as defined (consolidated net income plus the after-tax charge to income for the year for the contribution, if any, to the ESOP divided by consolidated stockholders' equity at the beginning of the year), reaches 16%. If ROE is less than 13%, there is no profit sharing payment, and if it exceeds 20%, a maximum of 150% of the target award is paid. ESOP contributions are recommended by management and approved by the Board of Directors based primarily upon earnings of the Company. Contributions to the ESOP are made after considering the Company's earnings for the year and its cash position and other cash requirements at year-end and in the following year. The Committee has no discretion with respect to the amount of the contribution allocated to the CEO under the ESOP. Rather, these contributions are allocated to each participant, including the CEO, based upon his or her earnings for the year as required by Internal Revenue Service regulations.

  At the February 20, 1997 Annual Meeting of the Company, the 1996 Equity Incentive Plan with a stock option/restricted stock plan was adopted.

  Annually, the Company evaluates the performance of the Executive Officers and other key employees and establishes an appropriate compensation level for each person. Job grades and minimum, normal and maximum compensation levels have been assigned to every position based upon market compensation data. The base salary level of each Executive Officer is annually compared to market data supplied to the Company by an independent compensation consultant. The independent consultant accumulates data for comparable positions in companies with similar revenue levels from a wide variety of industries, with emphasis placed upon companies in the food and kindred products standard industrial classification code. The Company's philosophy is to pay Executive Officers competitive compensation which approximates the median of market data. The independent consultant also provides the Company with compensation information for the Executive Officers of the companies in its peer group. However, no particular weight is given to these specific companies in evaluating compensation, because the Company does not believe it competes with these companies for executive talent.

  Changes to base salary of all Executive Officers are normally recommended by the CEO to this Committee in November or December of each year. At this time, he discusses with the Committee the performance of each Executive Officer and his or her potential for advancement, and relates proposed pay adjustments to the salary survey information and the Company's performance. The Committee then decides whether or not to recommend approval to the Board of Directors of the management recommendations. If an Executive Officer promotion is requested by management at any other time, a similar process is followed. The Committee also normally evaluates the performance of the CEO before recommending approval of a base salary adjustment for him in November or December of each year. Compensation survey data and other information, including Company performance, is used by the Committee in determining his salary adjustment.

  However, in recognition of the decreased earnings of the Company in prior years, effective October 1, 1995, Mr. Sprague III recommended. and the Compensation Committee accepted, a 10% decrease in base salary for himself and a 5% decrease in base salary for the other four most highly compensated Executive Officers at that time. The Committee agreed with Mr. Sprague that by decreasing these salaries, the Company would reinforce the linkage between senior management reward and stockholder reward and would emphasize to Company personnel the need for significant cost reduction programs at the Company. Additionally, the Executive Officers of the Company have not received any pay under the "at risk" components of their compensation as discussed above.

  The Committee believes that the Company's compensation program is appropriate, considering those in place at comparable companies and considering the Company's goal to link employee and management compensation to stockholder reward. It believes that the total remuneration generated by this compensation package is reasonable and competitive by the same standard.

                            COMPENSATION COMMITTEE:

  Arthur M. Gignilliat, Jr. (Chairman)

                                              Dale C. Critz

  W. Waldo Bradley

                                              Robert L. Harrison
  R. Eugene Cartledge

  Mr. Cartledge resigned as a member of the Committee in December, 1996 and was replaced by Mr. James M. Reed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1996, the five persons listed above, Messrs. Gignilliat, Bradley, Cartledge, Critz and Harrison, served as members of the Compensation Committee. No member of this committee is a former or current Executive Officer or employee of the Company or any of its subsidiaries. Robert L. Harrison is President of Stevens Shipping & Terminal Company in Savannah, Georgia. The Company conducts business with this firm related to port activities associated with the importation of raw sugar. In fiscal 1996, the Company purchased services from this firm in the amount of approximately $1,475,000. R. Eugene Cartledge is Chairman of the Board of Directors. He has a one-year agreement which stipulates that he receive $182,700 payable in 16,610 Shares, cash in an amount sufficient to pay the taxes due on such compensation, and an option to purchase 100,000 Shares at the price of $11.00 per Share.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation awarded to, earned by, or paid to each person who served as the Company's Chief Executive Officer during its most recent fiscal year and of its five other most highly compensated Executive Officers during such year.

                                     ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                                  ------------------------- ---------------------------
                                                                  AWARDS        PAYOUTS
                                                            ------------------- -------
                                                   OTHER
                                                ANNUAL COM- RESTRICTED OPTIONS/  LTIP    ALL OTHER
        NAME AND          FISCAL  SALARY  BONUS  PENSATION    STOCK      SARS   PAYOUTS COMPENSATION
   PRINCIPAL POSITION     YEAR(1)   ($)    ($)    ($)(2)      AWARDS     ($)      ($)      ($)(3)
   ------------------     ------- ------- ----- ----------- ---------- -------- ------- ------------
William W. Sprague III..   1996   365,400    0        0          0         0        0       5,704
 President & Chief         1995   362,460    0        0          0         0        0      13,131
 Executive Officer         1994   228,750    0        0          0         0        0      14,128
C. Richard Donnelly (4).   1996   237,500    0        0          0         0        0      22,404
 Senior Vice President     1995   238,062    0        0          0         0        0      16,409
 President--Savannah
  Foods Industrial,        1994   202,562    0        0          0         0        0      14,081
  Inc.
James M. Kelley.........   1996   211,768    0        0          0         0        0       7,095
 Senior Vice President     1995   209,396    0        0          0         0        0       6,809
 President--Dixie
  Crystals(R) Brands,
  Inc.                     1994   172,499    0        0          0         0        0       9,454
David H. Roche..........   1996   194,230    0        0          0         0        0       3,801
 Senior Vice President     1995   195,896    0        0          0         0        0       4,073
 President and Chief Op-
  erating Officer--        1994   158,700    0        0          0         0        0       5,334
 Michigan Sugar Company
F. Sprague Exley........   1996   185,000    0        0          0         0        0       9,911
 Senior Vice President--   1995   147,898    0        0          0         0        0      15,570
 Human Resources & Ad-
  ministration             1994   143,899    0        0          0         0        0      18,846
Gregory H. Smith........   1996   185,000    0        0          0         0        0         280
 Senior Vice President     1995   160,834    0        0          0         0        0         352
 Chief Financial Officer
  and Treasurer

-------
(1) Information is only presented for the years in which the individual served as an Executive Officer of the Company. The Company's fiscal year ends on the Sunday closest to September 30.
(2) "Perquisites" do not exceed $50,000 or 10% of total salary and bonus.
(3) "All Other Compensation" for fiscal 1996 includes: (i) above market earnings accrued on deferred compensation (Mr. Sprague III--$2,124; Mr. Donnelly--$18,801; Mr. Kelley--$6,606; Mr. Roche--$1,005; Mr. Exley--
    $6,236; Mr. Smith--$0), (ii) Directors fees (Mr. Sprague III--$600; Mr. Exley--$600), (iii) amounts contributed to defined contribution retirement plans (Mr. Sprague III--$2,507; Mr. Donnelly--$3,382; Mr. Kelley--$378; Mr. Roche--$2,339; Mr. Exley--$3,070; Mr. Smith--$257), and (iv) amounts accrued as contributions to non-qualified retirement plans (Mr. Sprague III--$473; Mr. Donnelly--$221; Mr. Kelley--$111; Mr. Roche--$457; Mr.
    Exley--$5; Mr. Smith--$23).
(4) C. Richard Donnelly retired from the Company effective December 1, 1996.

                                 PENSION PLANS

  The Company has in effect a non-contributory pension plan which applies to substantially all non-bargaining unit employees, including Executive Officers. The normal retirement age under the plan is 65. When an employee retires, several forms of benefit payments are available, including an actuarially reduced benefit to provide a surviving spouse's annuity of 50%, 75%, or 100% of the employee's reduced pension. The basic payment formula is 1.75% of the final three-year average of earnings, times credited years of service (up to 30) minus a Social Security allowance. A reduced benefit can be received at age 55 with 10 or more years of credited service or at age 62 with five or more years of credited service. The following table shows the estimated annual pension benefits payable to participants upon normal retirement from the Company's pension plan in specified remuneration classes and years of credited service:

                              PENSION PLAN TABLE

                                                   YEARS OF SERVICE
                                      ------------------------------------------
            REMUNERATION                10      15      20      25    30 & ABOVE
            ------------              ------- ------- ------- ------- ----------
$125,000............................. $19,800 $29,700 $39,600 $49,500  $59,400
$150,000 & above.....................  24,200  36,300  48,400  60,500   72,500

  Covered compensation is defined as base salary, as presented under the Salary column in the Summary Compensation Table, however, it is subject to Internal Revenue Code limits. The amounts set forth in the table are calculated on a straight-life annuity basis payable at age 65 and are offset by an allowance for Social Security. The estimated credited years of service for each of the named Executive Officers are: William W. Sprague III: 13; C. Richard Donnelly: 30; James M. Kelley: 23; David H. Roche: 20; F. Sprague
Exley: 31 and Gregory H. Smith: 18.

  In addition to benefits paid under the Company's pension plan for substantially all employees, all Executive Officers of the Company receive coordinated benefits from the Supplemental Executive Retirement Plan (the "SERP"). The SERP includes each of the Executive Officers listed in the foregoing Summary Compensation Table, and provides a benefit based upon the following formula: 65% of base salary, less the amount payable from the pension plan, less a social security allowance, all multiplied by a fraction the numerator of which is the Executive Officer's years of service as of June 30, 1996 and the denominator of which is the years of potential service at normal retirement.

  The estimated annual benefits payable upon retirement at normal retirement age, using current earnings, for each of the named Executive Officers from the Company's non-contributory pension plan and the SERP are as follows: William
W. Sprague III: $130,441; C. Richard Donnelly: $128,593; James M. Kelley:
$122,694; David H. Roche: $117,205; F. Sprague Exley: $107,195 and Gregory H.
Smith: $106,755.

          STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of August 31, 1997, certain information with respect to the beneficial ownership of Shares by Directors, each Non-Director Executive Officer named in the summary Compensation Table below, all Directors and Executive Officers of the Company as a group, and each holder known by the Company to be the beneficial owner of more than 5% of the Company's issued and outstanding Shares. Except as disclosed in the notes to the table, each person has sole voting and investment powers with respect to the whole number of Shares shown as beneficially owned by him.

                                               AMOUNT AND NATURE      PERCENT
                   NAME                     OF BENEFICIAL OWNERSHIP OF CLASS (1)
                   ----                     ----------------------- -----------
Wachovia Bank of North Carolina, N.A. (2).         2,570,637(3)        8.95%
Archer-Daniels-Midland Company (4)........         1,661,900(5)        5.78%
W. Waldo Bradley..........................           151,924(6)           *
John D. Carswell..........................            66,000(7)           *
R. Eugene Cartledge.......................            30,000              *
Dale C. Critz.............................            13,100(8)           *
Lee B. Durham, Jr.........................             3,928              *
F. Sprague Exley..........................           114,428(9)           *
Arthur M. Gignilliat, Jr..................             1,376              *
Robert L. Harrison........................            31,430(10)          *
James M. Reed.............................             1,000              *
William W. Sprague III....................           179,486(11)          *
Hugh M. Tarbutton.........................           229,888(12)          *
Arnold Tenenbaum..........................             1,700(17)          *
Benjamin A. Oxnard, Jr....................            37,290
James M. Kelley...........................            23,492              *
David H. Roche............................             3,024              *
Gregory H. Smith..........................            13,151              *
All Directors and Executive Officers as a
 group (16 individuals)...................           877,217(14)       3.05%

--------
*Indicates Less than 1.00%

(1) Amounts are calculated based upon 28,739,196 Shares outstanding, which includes the 2,500,000 Shares held in the Company's Benefit Trust.

(2) The business address of Wachovia Bank of North Carolina, N.A. is:
    100 N. Main Street
    Winston-Salem, North Carolina 27150

(3) Based upon information received from Wachovia Bank of North Carolina, N.A. ("Wachovia"). Such Shares include 2,500,000 Shares held by Wachovia as trustee of the Company's Benefit Trust. These Shares are voted based upon the voting results of the Shares held in the Company's Employee Stock Ownership Plan. Subject to certain limitations under the Trust Agreement, Wachovia may dispose of any Shares held by the Trust during its term. The 70,637 Share balance constitutes shares held for various fiduciary, investment and custodial accounts in which Wachovia has no beneficial interest. Other than the Shares held as trustee of the Benefit Trust, the number of Shares held by Wachovia with voting or investment power is as follows: sole voting power--22,116; shared voting power--0; sole investment power--22,116: and shared investment power--0.

(4) The business address of Archer-Daniels-Midland Company is:
    4666 Faries Parkway
    P. 0. Box 1470
    Decatur, Illinois 62525

(5) Information is based on a Schedule 13D filed by Archer-Daniels-Midland Company. dated May 17, 1995 and amended on September 1, 1995, disclosing voting and investment power held by such person with respect to Shares.

(6) Includes 64,160 Shares owned by Bradley Foundation, Inc. of which Mr. Bradley is President. It also includes the following Shares in which Mr. Bradley disclaims any beneficial ownership: 8,000 Shares in a trust for his children, 50,880 Shares owned by a partnership of which his daughters and trusts for his children are among the partners, and 10,804 Shares owned by his wife.

(7) Includes the following 26,000 Shares in which Mr. Carswell has no investment or voting power and in which he disclaims any beneficial ownership: 13,000 Shares in an irrevocable trust for his wife and grandchildren, and 13,000 Shares in an irrevocable trust with his children as beneficiaries.

(8) Includes 8,000 Shares owned by a family partnership of which Mr. Critz is managing general partner. He disclaims any beneficial ownership in the Shares beneficially owned by other partners.

(9) Includes 33,481 Shares in Mr. Exley's mother's estate of which he is a co-executor and in which he is a residual beneficiary. Includes 2,810 Shares held in a trust of which Mr. Exley is a trustee and a beneficiary. It also includes 863 Shares held in a custodial account for his granddaughter, 2,686 Shares owned by his wife, and 1,342 Shares owned by his son in which Mr. Exley disclaims any beneficial ownership.

(10) Includes 1,780 Shares owned by Mr. Harrison's wife and 510 Shares held as custodian for his daughter in which Mr. Harrison disclaims any beneficial ownership. Also includes the 26,000 Shares disclosed under Mr. Carswell above. Mr. Harrison is a trustee with investment and voting power for the irrevocable trusts, but disclaims any beneficial ownership in those Shares.

(11) Includes 157,000 Shares held in a trust, of which Mr. Sprague is a trustee and a beneficiary. Also includes 3,052 Shares owned by his wife and 8,949 Shares owned by his children, in which Mr. Sprague disclaims any beneficial ownership.

(12) Includes 27,392 Shares held by Mr. Tarbutton's wife as custodian for their children, in which he disclaims any beneficial ownership.

(13) Includes 1,100 Shares held by Mr. Tenenbaum's wife as custodian for their children, in which he disclaims any beneficial ownership.

(14) Amount is adjusted for the 26,000 Shares held in trust and included under both Mr. Carswell and Mr. Harrison above.

     COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and persons who own more than ten-percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of the Shares and other equity securities of the Company. Executive officers, directors and greater than ten-percent beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

  Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that there was compliance for the fiscal year ended September 29, 1996 with all Section 16(a) filing requirements applicable to the Company's executive officers, directors and greater than ten-percent beneficial owners.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Archer-Daniels-Midland Company reports ownership of 5.78% of the outstanding Shares. The Company purchases corn syrup and fructose from this firm. In fiscal 1996, the Company purchased goods from this firm in the amount of approximately $202,000.

  R. Eugene Cartledge is Chairman of the Board of Directors. He has a one-year agreement which stipulates that he receive $182,700 payable in 16,610 Shares, cash in an amount sufficient to pay the taxes due on such compensation, and an option to purchase 100,000 Shares at the price of $11.00 per Share.

  James M. Reed, a Director of the Company, is Vice Chairman and Chief Financial Officer of Union Camp Corporation. The Company purchases packaging supplies from this firm. During fiscal 1996, the Company purchased goods from this firm in the amount of approximately $7,703,000.

  As listed in the Stock Ownership of Certain Beneficial Owners and Management table, Wachovia Bank of North Carolina, N.A. ("Wachovia") is the trustee of the Company's Benefit Trust. An affiliate of Wachovia serves as agent for a syndicate of banks for the Company's $120,000,000 credit facility dated April 1, 1996, of which Wachovia has committed $37,500,000. The Company also has several standby letters of credit with Wachovia supporting various commercial and debt transactions totaling $16,313,000 at September 29, 1996, including $8,203,000 outstanding under the credit facility dated April 1, 1996. For fiscal 1996, the Company paid Wachovia $622,000 in interest and $239,000 in fees related these credit instruments. In the opinion of management, the terms of such arrangements are fair and reasonable and as favorable to the Company as could have been obtained from a wholly unrelated party.

  William W. Sprague, Jr., the former Chairman of the Board and Chief Executive Officer of the Company, retired from the Company as of December 31, 1994, at which time he became a consultant for the Company, In fiscal 1996, Mr. Sprague, Jr. was paid $100,000 for his consulting services. Mr. Sprague, Jr. is the father of William W. Sprague III, a Director, and the President and Chief Executive Officer of the Company.

EMPLOYMENT AGREEMENTS

  In connection with the Merger, Imperial Holly intends to enter into a new employment agreement with Mr. Sprague providing for a 5-year term beginning on the Effective Time. Pursuant to the employment agreement, Mr. Sprague will continue as the President of the Company and will be nominated to serve on Imperial Holly's Board. In addition to his base salary which will continue at no less than $430,000 per year, Mr. Sprague will be entitled to participate in an annual bonus program, which provides him with a maximum bonus opportunity equal to 75% of his base salary, to continue to receive benefits under the Company's Supplemental Executive

Retirement Plan and retiree health benefits, to receive a stock option grant with respect to 135,000 shares of Imperial Holly common stock, and various other benefits and perquisites. In addition, upon termination of his employment for "Good Reason" or if he is involuntarily terminated by Imperial Holly other than for "Cause" (as those terms are defined in the employment agreement), Mr. Sprague will be entitled to receive a lump sum payment equal to three times the sum of his base salary and his highest bonus amount (as defined in the employment agreement), his stock options shall vest, and certain employee benefits will be continued for a period of up to five years. Also, in the event these payments would exceed the "golden" parachute payment limit of the Internal Revenue Code, Mr. Sprague will be made "whole" on a net after-tax basis for any parachute excise tax he incurs. Imperial Holly acknowledged, in connection with the execution of the Merger Agreement, its intention to enter into employment agreements, to become effective upon consummation of the Merger, with certain other senior executives of the Company on terms to be determined.

                                                                        ANNEX B

                         DONALDSON, LUFKIN & JENRETTE

              Donaldson, Lufkin & Jenrette Securities Corporation
         277 Park Avenue, New York, New York 10172  .  (212) 892-3000

                                                             September 11, 1997

Board of Directors
Savannah Foods & Industries, Inc.
Two East Bryan Street
Savannah, GA 31401-0339

Dear Sirs:

  You have requested our opinion as to the fairness from a financial point of view to the stockholders of Savannah Foods & Industries, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of September 12, 1997 (the "Agreement"), by and among Imperial Holly Corporation ("IHK"), the Company and IHK Merger Sub Corporation, a wholly owned subsidiary of IHK.

  Pursuant to the Agreement, IHK Merger Sub Corporation will commence an offer to purchase at least 50.1% of the outstanding shares (on a fully-diluted basis) of the Company's common stock, par value, $0.25 per share (the "Common Stock") at a price of $20.25 (the "Offer Price") per share (the "Tender Offer"). Following consummation of the Tender Offer, each share of Common Stock not previously tendered and accepted for payment in the Tender Offer will, by virtue of a Merger of IHK Merger Sub Corporation with and into the Company (the "Merger" and together with the Tender Offer, the "Transaction"), be converted into the right to receive, subject to proration, either (i) the Stock Consideration (as defined below) or (ii) cash in an amount equal to the Offer Price (the "Cash Consideration" and together with the Stock Consideration, the "Consideration"). The Agreement provides that the Stock Consideration is (i) if the Closing Price (as defined in the Agreement) of common stock, no par value, of IHK (the "IHK Common Stock") is $13.25 or lower, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by $13.25; (ii) if the Closing Price of IHK Common Stock is $17.25 or greater, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by $17.25; and (iii) if the Closing Price of the IHK Common Stock is greater than $13.25 but less than $17.25, a number of shares of IHK Common Stock equal to the quotient of the Offer Price divided by the Closing Price of the IHK Common Stock. The Agreement provides that the number of shares of Common Stock to be converted into the right to receive the Cash Consideration in the Merger shall be equal to 70% of the shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger, less the sum of (i) the number of dissenting shares of Common Stock and (ii) shares of Common Stock to be canceled.

  In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and IHK, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the fiscal years ending September 30, 1997 through September 30, 2002 prepared by the management of the Company and certain financial projections of IHK for the fiscal years ending March 31, 1997 through March 31, 2003 prepared by the management of IHK. In addition, we have compared certain financial and securities data of the Company and IHK with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Common Stock and the IHK Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

Board of Directors                                            September 11, 1997
Savannah Foods & Industries, Inc.

  In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and IHK or their respective representatives, or that was otherwise reviewed by us. In addition, we have relied upon the estimates of the managements of the Company and IHK as to the operating synergies projected as a result of the Transaction. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of the Company and IHK as to the future operating and financial performance of the Company and IHK, respectively. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

  Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the price at which IHK Common Stock will trade at any time. Our opinion does not address the merits of the Transaction nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to whether such stockholder should tender shares in the Tender Offer or how such stockholder should vote on the proposed Merger.

  Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                                 /s/ Lawrence N. Lavine
                                          By:
                                             ----------------------------------
                                              Lawrence N. Lavine
                                              Managing Director

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.
 -------
  (a)(l) Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") by Imperial Holly and the
         Purchaser on September 18, 1997).*+
 (a)(2)  Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(3)  Letter to Company stockholders, dated September 18, 1997.*+
 (a)(4)  Notice of Guaranteed Delivery (incorporated by reference to Exhibit
         (a)(3) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(5)  Letter from Lehman Brothers, Inc. to Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Tender Offer Statement on Schedule 14D-1,
         filed with the Commission by Imperial Holly and the Purchaser on
         September 18, 1997).
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees (incorporated by reference to Exhibit
         (a)(5) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(7)  IRS Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9 (incorporated by reference to Exhibit (a)(6) to the Tender Offer Statement on Schedule 14D-1, filed with the
         Commission by Imperial Holly and the Purchaser on September 18,
         1997).*+
 (a)(8)  Summary Advertisement as published in The Wall Street Journal on
         September 18, 1997 (incorporated by reference to Exhibit (a)(7) to the
         Tender Offer Statement on Schedule 14D-1, filed with the Commission by
         Imperial Holly and the Purchaser on September 18, 1997).
 (a)(9)  Press Release issued by the Company and Imperial Holly on September
         12, 1997.+
 (c)(1)  Agreement and Plan of Merger dated as of September 12, 1997, among
         Imperial Holly, the Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to the Tender Offer Statement on Schedule
         14D-1, filed with the Commission by Imperial Holly and the Purchaser on September 18, 1997).
 (c)(2)  Stockholders Agreement, dated as of September 12, 1997, among Imperial
         Holly, the Purchaser and the Executive Officers and Directors of the
         Company (incorporated by reference to Exhibit (c)(2) to the Tender
         Offer Statement on Schedule 14D-1, filed with the Commission by
         Imperial Holly and the Purchaser on September 18, 1997).
 (c)(3)  Form of Agreement and Irrevocable Proxy, dated as of September 12,
         1997, among the Company and certain stockholders of Imperial Holly
         (incorporated by reference to Exhibit (c)(3) to the Tender Offer
         Statement on Schedule 14D-1, filed with the Commission by Imperial
         Holly and the Purchaser on September 18, 1997).
 (c)(4)  Opinion of Donaldson, Lufkin, & Jenrette dated September 11, 1997.*+
 (c)(5)  Amendment No. 3 to the Supplemental Executive Retirement Plan.+
 (c)(6)  Amendment No. 4 to the Supplemental Executive Retirement Plan.+
 (c)(7)  Amendment No. 3 to the Deferred Compensation Plan for Key Employees.+
 (c)(8)  Amendment No. 4 to the Deferred Compensation Plan for Key Employees.+
 (c)(9)  Amendment No. 5 to the Deferred Compensation Plan for Key Employees.+

--------
* Included in documents mailed to stockholders.
+ Filed herewith.